Exhibit 99.2
NORTH AMERICAN ENERGY PARTNERS INC.
Consolidated Financial Statements
For the years ended March 31, 2008, 2007 and 2006
(Expressed in thousands of Canadian dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of North American Energy Partners Inc.
We have audited the accompanying consolidated balance sheets of North American Energy Partners Inc. (the “Company”) as of March 31, 2008 and 2007 and the related consolidated statements of operations, comprehensive income (loss) and deficit and cash flows for each of the years in the three-year period ended March 31, 2008. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2008 and 2007 and the results of its operations and its cash flows for each of the years in the three-year period ended March 31, 2008 in conformity with Canadian generally accepted accounting principles.
As discussed in Note 3 (q) (i) to the consolidated financial statements, the Company adopted new accounting pronouncements related to recognition and measurement of financial instruments in 2008.
Canadian generally accepted accounting principles vary in certain significant respects from U.S. generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in Note 30 to the consolidated financial statements.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of March 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated June 20, 2008 expressed our opinion that the Company did not maintain effective internal control over financial reporting as of March 31, 2008.
/s/ KPMG LLP
Chartered Accountants
Edmonton, Canada
June 20, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors of North American Energy Partners Inc.
We have audited North American Energy Partners Inc. (“the Company”)’s internal control over financial reporting as of March 31, 2008, based on the criteria established in Internal Control -Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in Management’s Report on Internal Control over Financial Reporting in the accompanying Management’s Discussion and Analysis for the year ended March 31, 2008. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in management’s assessment:
▪	There was a lack of sufficient accounting and finance personnel with an appropriate level of technical accounting knowledge and training to properly account for complex and non-routine transactions and to properly perform review and approval controls within the period-end financial reporting process;

▪	A formal process to track claims and unapproved change orders and sufficient monitoring controls over the completeness and accuracy of forecasts, including the consideration of project changes subsequent to the end of each reporting period were not effectively implemented; and

▪	Controls were not effective in the procurement process to track purchase commitments, reconcile vendor accounts and accurately accrue costs not invoiced by vendors at each reporting date.
We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the 2008 consolidated financial statements of the Company. These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2008 consolidated financial statements, and this report does not affect our report dated June 20, 2008, which expressed an unqualified opinion on those consolidated financial statements.
In our opinion, because of the effect of the aforementioned material weaknesses on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of March 31, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
/s/ KPMG LLP
Chartered Accountants
Edmonton, Canada
June 20, 2008

NORTH AMERICAN ENERGY PARTNERS INC.
Consolidated Balance Sheets
As at March 31
(in thousands of Canadian dollars)

	2008	2007

Assets

Current assets:
Cash and cash equivalents	$32,871	$7,895
Accounts receivable (note 5)	166,002	107,344
Unbilled revenue (note 6)	70,883	68,709
Inventory	110	156
Prepaid expenses and deposits (note 7)	9,300	11,932
Asset held for sale (note 8)	—	8,268
Other assets	3,703	10,164
Future income taxes (notes 3(q)(i) and 17)	8,217	14,593

	291,086	229,061

Future income taxes (note 17)	18,199	14,364
Assets held for sale (note 8)	1,074	—
Plant and equipment (note 9)	281,039	255,963
Goodwill	200,072	199,392
Intangible assets, net of accumulated amortization of $2,105 (March 31, 2007 — $17,608) (notes 3(q)(i) and 10)	2,128	600
Deferred financing costs, net of accumulated amortization of $nil (March 31, 2007 — $7,595) (notes 3(q)(i) and 11)	—	11,356

	$793,598	$710,736

Liabilities and Shareholders’ Equity

Current liabilities:
Current portion of revolving credit facility (note 12)	$—	$20,500
Accounts payable	113,143	94,548
Accrued liabilities (note 14)	45,078	23,393
Billings in excess of costs incurred and estimated earnings on uncompleted contracts (note 6)	4,772	2,999
Current portion of capital lease obligations (note 15)	4,733	3,195
Current portion of derivative financial instruments (notes 20 and 25(b)(i))	4,720	2,669
Future income taxes (notes 3(q)(i) and 17)	10,907	4,154

	183,353	151,458

Deferred lease inducements (note 13)	941	—
Capital lease obligations (note 15)	10,043	6,514
Senior notes (notes 3(q)(i) and 16)	198,245	230,580
Director deferred stock unit liability (note 28)	190	—
Derivative financial instruments (notes 3(q)(i) and 20 and 25(b)(i))	93,019	58,194
Future income taxes (notes 3(q)(i) and 17)	24,443	19,712

	510,234	466,458

Shareholders’ equity:
Common shares (authorized — unlimited number of voting and non-voting common shares; issued and outstanding — March 31, 2008 — 35,929,476 voting common shares (March 31, 2007 — 35,192,260 voting common shares and 412,400 non-voting common shares)) (note 18(b))	298,436	296,198
Contributed surplus (note 18(c))	4,215	3,606
Deficit	(19,287)	(55,526)

	283,364	244,278

Guarantee (note 23)
Commitments (note 26)
Canadian and United States accounting policy differences (note 30)

	$793,598	$710,736

See accompanying notes to consolidated financial statements.
Approved on behalf of the Board

/s/ Ronald A. McIntosh	/s/ Allen R. Sello
Ronald A. McIntosh, Director	Allen R. Sello, Director

NORTH AMERICAN ENERGY PARTNERS INC.
Consolidated Statements of Operations, Comprehensive Income (Loss) and Deficit
For the years ended March 31
(in thousands of Canadian dollars, except per share amounts)

	2008	2007	2006

Revenue	$989,696	$629,446	$492,237

Project costs	592,458	363,930	308,949
Equipment costs	174,873	122,306	64,832
Equipment operating lease expense	22,319	19,740	16,405
Depreciation	36,729	31,034	21,725

Gross profit	163,317	92,436	80,326

General and administrative costs (note 24)	69,670	39,769	30,903
Loss (gain) on disposal of plant and equipment	179	959	(733)
Amortization of intangible assets (note 10)	1,071	582	730

Operating income before the undernoted	92,397	51,126	49,426

Interest expense (note 19)	27,019	37,249	68,776
Foreign exchange gain	(25,442)	(5,044)	(13,953)
Realized and unrealized loss (gain) on derivative financial instruments (note 20(a))	34,075	(196)	14,689
Gain on repurchase of NACG Preferred Corp. Series A preferred shares (notes 2 and 18(a))	—	(9,400)	—
Loss on extinguishment of debt (notes 2 and 16)	—	10,935	2,095
Other income	(418)	(904)	(977)

Income (loss) before income taxes	57,163	18,486	(21,204)
Income taxes (note 17):
Current income taxes	80	(2,975)	737
Future income taxes	17,299	382	—

Net income (loss) and comprehensive income (loss) for the year	39,784	21,079	(21,941)
Deficit, beginning of year — as previously stated	(55,526)	(76,546)	(54,605)
Change in accounting policy related to financial instruments (note 3(q)(i))	(3,545)	—	—
Premium on repurchase of common shares (note 18(b))	—	(59)	—

Deficit, end of year	$(19,287)	$(55,526)	$(76,546)

Net income (loss) per share — basic (note 18(d))	$1.11	$0.87	$(1.18)

Net income (loss) per share — diluted (note 18(d))	$1.08	$0.83	$(1.18)

See accompanying notes to consolidated financial statements.

NORTH AMERICAN ENERGY PARTNERS INC.
Consolidated Statement of Cash Flows
For the years ended March 31
(in thousands of Canadian dollars)

	2008	2007	2006

Cash provided by (used in):
Operating activities:
Net income (loss) for the period	$39,784	$21,079	$(21,941)
Items not affecting cash:
Depreciation	36,729	31,034	21,725
Write-down of other assets to replacement cost (note 3(g))	1,845	695	—
Amortization of intangible assets	1,071	582	730
Amortization of deferred lease inducements	(104)	—	—
Amortization of bond issue costs, premiums and financing costs (notes 3(q)(i) and 19)	838	3,436	3,338
Loss (gain) on disposal of plant and equipment	179	959	(733)
Unrealized foreign exchange gain on senior notes	(24,788)	(5,017)	(14,258)
Unrealized (gain) loss on derivative financial instruments	31,406	(2,748)	11,888
Stock-based compensation expense (note 28)	1,991	2,101	923
Gain on repurchase of NACG Preferred Corp. Series A preferred shares (notes 2 and 18(a))	—	(8,000)	—
Loss on extinguishment of debt (notes 2 and 16)	—	10,680	2,095
Change in redemption value and accretion of redeemable preferred shares	—	3,114	34,722
Future income taxes	17,299	382	—
Net changes in non-cash working capital (note 21(b))	(8,650)	(56,167)	(4,788)

	97,600	2,130	33,701

Investing activities:
Acquisition, net of cash acquired (note 4)	(1,581)	(1,517)	—
Purchase of plant and equipment	(57,779)	(110,019)	(28,852)
Additions to assets held for sale	(3,499)	—	—
Proceeds on disposal of plant and equipment	6,862	3,564	5,456
Proceeds of disposal of assets held for sale	10,200	—	—
Net changes in non-cash working capital (note 21(b))	(2,835)	7,922	1,391

	(48,632)	(100,050)	(22,005)

Financing activities:
(Decrease) increase in revolving credit facility	(20,500)	20,500	—
Issue of 9% senior secured notes (note 16)	—	—	76,345
Repayment of 9% senior secured notes (note 16)	—	(74,748)	—
Repayment of senior secured credit facility	—	—	(61,257)
Issue of Series B preferred shares (note 18(a)(iii))	—	—	8,376
Repurchase of Series B preferred shares (notes 2 and 18(a)(iii))	—	—	(851)
Repurchase of NAEPI Series A preferred shares (notes 2 and 18(a)(ii))	—	(1,000)	—
Repurchase of NACG Preferred Corp. Series A preferred shares (notes 2 and 18(a)(ii))	—	(27,000)	—
Cash settlement of stock options (note 18(c))	(581)	—	—
Financing costs (notes 10 and 11)	(776)	(1,346)	(7,546)
Repayment of capital lease obligations	(3,762)	(6,033)	(2,183)
Issue of common shares (note 2 and 18(b))	1,627	171,304	300
Share issue costs (notes 2 and 18(b))	—	(18,582)	—
Repurchase of common shares for cancellation (note 18(b))	—	(84)	—

	(23,992)	63,011	13,184

Increase (decrease) in cash and cash equivalents	24,976	(34,909)	24,880
Cash and cash equivalents, beginning of year	7,895	42,804	17,924

Cash and cash equivalents, end of year	$32,871	$7,895	$42,804

See accompanying notes to consolidated financial statements.

NORTH AMERICAN ENERGY PARTNERS INC.
Notes to Consolidated Financial Statements
For the years ended March 31, 2008, 2007 and 2006
(Amounts in thousands of Canadian dollars, except per share amounts or unless otherwise specified)

1.	Nature of operations

North American Energy Partners Inc. (the “Company”), formerly NACG Holdings Inc. (“NACG”), was incorporated under the Canada Business Corporations Act on October 17, 2003. On November 26, 2003, the Company purchased all the issued and outstanding shares of North American Construction Group Inc. (“NACGI”), including subsidiaries of NACGI, from Noramac Ltd. which had been operating continuously in Western Canada since 1953. The Company had no operations prior to November 26, 2003. The Company undertakes several types of projects including heavy construction, industrial and commercial site development, pipeline and piling installations in Canada.

On November 28, 2006, immediately prior to the closing of the initial public offering (“IPO”) of common shares in Canada and the United States (note 2), the Company amalgamated with its wholly-owned subsidiaries, NACG Preferred Corp., and North American Energy Partners Inc. (“NAEPI”). The amalgamated entity was continued as North American Energy Partners Inc. The voting common shares of the new entity, North American Energy Partners Inc., include the shares offered in the IPO and outstanding common shares in North American Energy Partners Inc. that were not sold in the concurrent secondary offering.

2.	Re-organization and initial public offering

On November 28, 2006, prior to the amalgamation referred to in note 1, NACG acquired the NACG Preferred Corp. Series A preferred shares with a carrying value of $35,000 in exchange for a promissory note in the amount of $27,000 and the forfeiture of accrued dividends of $1,400 (note 18(a)). The Company recorded a gain of $9,400 on the repurchase of the NACG Preferred Corp. Series A preferred shares.

On November 28, 2006, prior to the amalgamation referred to in note 1, NACG repurchased the NAEPI Series A preferred shares for their redemption value of $1,000. NACG also cancelled the consulting and advisory services agreement with The Sterling Group, L.P., Genstar Capital, L.P., Perry Strategic Capital Inc., and SF Holding Corp. (collectively, the “Sponsors”), under which NACG had received ongoing consulting and advisory services with respect to the organization of the companies, employee benefit and compensation arrangements and other matters. The consideration paid for the cancellation of the consulting and advisory services agreement on the closing of the offering was $2,000, which was recorded as general and administrative expense in the consolidated statement of operations. Under the consulting and advisory services agreement, the Sponsors also received a fee of $854, which approximates 0.5% of the aggregate gross proceeds to NACG from the IPO, which was recorded as a share issue cost.

On November 28, 2006, prior to the amalgamation referred to in note 1, each holder of NAEPI Series B preferred shares received 100 common shares of NACG for each NAEPI Series B preferred share held as a result of the Company exercising a call option to acquire the NAEPI Series B preferred shares (note 18(a)). Upon exchange, the carrying value of the NAEPI Series B preferred shares on the exercise date of $44,682 was transferred to share capital.

On November 28, 2006, the Company completed an IPO for the sale of 8,750,000 common voting shares for total gross proceeds of $158,549. Net proceeds from the IPO, after deducting underwriting fees and offering expenses, were $140,850. Subsequent to the IPO, the underwriters exercised their overallotment option to purchase 687,500 additional voting common shares of the Company for gross proceeds of $12,616. Net proceeds from the overallotment, after deducting underwriting fees and offering expenses, were $11,733. Total net proceeds from the IPO and subsequent overallotment were $152,583 (note 18(b)).

NORTH AMERICAN ENERGY PARTNERS INC.
Notes to Consolidated Financial Statements
For the years ended March 31, 2008, 2007 and 2006
(Amounts in thousands of Canadian dollars, except per share amounts or unless otherwise specified)

The net proceeds from the IPO and subsequent overallotment were used to:
•	repurchase all of the Company’s outstanding 9% senior secured notes due 2010 for $74,748 plus accrued interest of $3,027. The notes were redeemed at a premium of 109.26% resulting in a loss on extinguishment of $6,338. The loss on extinguishment, along with the write-off of deferred financing fees of $4,342 and other costs of $255, was recorded as a loss on extinguishment of debt in the consolidated statement of operations;

•	repay the promissory note in respect of the repurchase of the NACG Preferred Corp. Series A preferred shares for $27,000 as described above;

•	purchase certain equipment leased under operating leases for $44,623;

•	cancel the consulting and advisory services agreement with the Sponsors for $2,000; and

•	for general corporate purposes.
3.	Significant accounting policies
a)	Basis of presentation

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). Material inter-company transactions and balances are eliminated on consolidation. Material items that give rise to measurement differences to the consolidated financial statements under United States GAAP are outlined in note 30.

These consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries, North American Construction Group Inc. (“NACGI”) and NACG Finance LLC, the Company’s joint venture, Noramac Ventures Inc. and the following 100% owned subsidiaries of NACGI:

•	North American Caisson Ltd.	•	North American Pipeline Inc.
•	North American Construction Ltd.	•	North American Road Inc.
•	North American Engineering Ltd.	•	North American Services Inc.
•	North American Enterprises Ltd.	•	North American Site Development Ltd.
•	North American Industries Inc.	•	North American Site Services Inc.
•	North American Mining Inc.	•	North American Pile Driving Inc.
•	North American Maintenance Ltd.
b)	Use of estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and disclosures reported in these consolidated financial statements and accompanying notes.

Significant estimates made by management include the assessment of the percentage of completion on time-and-materials, unit-price or lump-sum contracts (including estimated total costs and provisions for estimated losses) and the recognition of claims and change orders on contracts, assumptions used to value financial instruments, assumptions used to determine the redemption value of redeemable securities, assumptions used in periodic impairment testing, and estimates and assumptions used in the

NORTH AMERICAN ENERGY PARTNERS INC.
Notes to Consolidated Financial Statements
For the years ended March 31, 2008, 2007 and 2006
(Amounts in thousands of Canadian dollars, except per share amounts or unless otherwise specified)

determination of the allowance for doubtful accounts and the useful lives of plant and equipment. Actual results could differ materially from those estimates.

The accuracy of the Company’s revenue and profit recognition in a given period is dependent, in part, on the accuracy of our estimates of the cost to complete each time-and-materials, unit-price, or lump-sum project. Our cost estimates use a detailed “bottom up’’ approach, using inputs such as labour and equipment hours, detailed drawings and material lists. These estimates are reviewed and updated monthly. The Company believes our experience allows us to produce materially reliable estimates. However, our projects can be highly complex. Profit margin estimates for a project may either increase or decrease to some extent from the amount that was originally estimated at the time of the related bid. With many projects of varying levels of complexity and size in process at any given time, changes in estimates can offset each other without materially impacting our profitability. Major changes in cost estimates, particularly in larger, more complex projects, can have a significant effect on profitability.

c)	Revenue recognition

The Company performs its projects under the following types of contracts: time-and-materials; cost-plus; unit-price; and lump sum. Revenue is recognized as costs are incurred for time-and-materials and cost-plus service contracts with no clearly defined scope. Revenue on cost plus, unit-price, lump sum and time-and-materials contracts with defined scope are recognized using the percentage-of-completion method, measured by the ratio of costs incurred to date to estimated total costs. The resulting percent complete methodology is applied to the approved contract value to determine the revenue recognized. The estimated total cost of the contract and percent complete is determined based upon estimates made by management. The costs of items that do not relate to performance of contracted work, particularly in the early stages of the contract, are excluded from costs incurred to date.

The length of the Company’s contracts varies from less than one year for typical contracts to several years for certain larger contracts. Contract project costs include all direct labour, material, subcontract and equipment costs and those indirect costs related to contract performance such as indirect labour, supplies, and tools. General and administrative costs are charged to expense as incurred. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Changes in project performance, project conditions, and estimated profitability, including those arising from contract penalty provisions and final contract settlements, may result in revisions to costs and revenue that are recognized in the period in which such adjustments are determined. Profit incentives are included in revenue when their realization is reasonably assured.

Once a project is underway, the Company will often experience changes in conditions, client requirements, specifications, designs, materials and work schedule. Generally, a “change order” will be negotiated with the customer to modify the original contract to approve both the scope and price of the change. Occasionally, however, disagreements arise regarding changes, their nature, measurement, timing and other characteristics that impact costs and revenue under the contract. When a change becomes a point of dispute between the Company and a customer, the Company will then consider it as a claim.

Costs related to change orders and claims are recognized when they are incurred. Revenues related to change orders are included in total estimated contract revenue when they are approved.

NORTH AMERICAN ENERGY PARTNERS INC.
Notes to Consolidated Financial Statements
For the years ended March 31, 2008, 2007 and 2006
(Amounts in thousands of Canadian dollars, except per share amounts or unless otherwise specified)

Revenues related to unapproved change orders and claims are included in total estimated contract revenue only to the extent that contract costs related to the claim have been incurred and when it is probable that the claim will result in:
•	a bona fide addition to contract value; and

•	revenues can be reliably estimated.
These two conditions are satisfied when:
•	the contract or other evidence provides a legal basis for the claim or a legal opinion is obtained providing a reasonable basis to support the claim;

•	additional costs incurred were caused by unforeseen circumstances and are not the result of deficiencies in the Company’s performance;

•	costs associated with the claim are identifiable and reasonable in view of work performed; and

•	evidence supporting the claim is objective and verifiable.
This can lead to a situation where costs are recognized in one period and revenue is recognized when customer agreement is obtained or claim resolution occurs, which can be in subsequent periods. Historical claim recoveries should not be considered indicative of future claim recoveries.

Claims revenue recognized was nil for the year ended March 31, 2008 (2007 — $14.5 million; 2006 — $12.9 million). Claims revenue of $3.1 million related to prior year claims is included in unbilled revenue and remains uncollected at the end of the year (2007 — $8.4 million).

The Company’s long-term contracts typically allow its customers to unilaterally reduce or eliminate the scope of the work as contracted without cause. These long-term contracts represent higher risk due to uncertainty of total contract value and estimated costs to complete; therefore, potentially impacting revenue recognition in future periods.

The asset entitled “unbilled revenue” represents revenue recognized in advance of amounts invoiced. The liability entitled “billings in excess of costs incurred and estimated earnings on uncompleted contracts” represents amounts invoiced in excess of revenue recognized.

d)	Cash and cash equivalents

Cash and cash equivalents include cash on hand, bank balances net of outstanding cheques, and short-term investments with maturities of three months or less when purchased.

e)	Allowance for doubtful accounts

The Company evaluates the probability of collection of accounts receivable and records an allowance for doubtful accounts, which reduces accounts receivable to the amount management reasonably believes will be collected. In determining the amount of the allowance, the following factors are considered: the length of time the receivable has been outstanding, specific knowledge of each customer’s financial condition, and historical experience.

f)	Inventory

Inventory is carried at the lower of weighted average cost and replacement cost, and consists primarily of project materials.

NORTH AMERICAN ENERGY PARTNERS INC.
Notes to Consolidated Financial Statements
For the years ended March 31, 2008, 2007 and 2006
(Amounts in thousands of Canadian dollars, except per share amounts or unless otherwise specified)

g)	Other assets

Other assets consist of tires and spare component parts, and are stated at the lower of weighted average cost or replacement cost. Other assets are charged to earnings when they are put into use. A write-down of other assets to reduce other assets to the lower of weighted average cost or replacement cost of $1,845 (2007 — $695) is included in equipment costs for the year ended March 31, 2008.

h)	Plant and equipment

Plant and equipment are recorded at cost. Major components of heavy construction equipment in use such as engines and transmissions are recorded separately. Equipment under capital lease is recorded at the present value of minimum lease payments at the inception of the lease. Depreciation is not recorded until an asset is available for use. Depreciation for each category is calculated based on the cost, net of the estimated residual value, over the estimated useful life of the assets on the following bases and annual rates:

Asset	Basis	Rate

Heavy equipment	Straight-line	Operating hours
Major component parts in use	Straight-line	Operating hours
Other equipment	Straight-line	5 — 10 years
Licensed motor vehicles	Declining balance	30%
Office and computer equipment	Straight-line	4 years
Buildings	Straight-line	10 years
Leasehold improvements	Straight-line	Over shorter of estimated useful life and lease term
Assets under capital lease	Declining balance	Over life of lease

The costs for periodic repairs and maintenance are expensed to the extent the expenditures serve only to restore the assets to their normal operating condition without enhancing their service potential or extending their useful lives.

i)	Goodwill

Goodwill represents the excess purchase price paid by the Company over the fair value of tangible and identifiable intangible assets and liabilities acquired as a result of purchasing a business entity. Goodwill is not amortized but instead is tested for impairment annually or more frequently if events or changes in circumstances indicate that it may be impaired. The impairment test is carried out in two steps. In the first step, the carrying amount of the reporting unit, including goodwill, is compared to its fair value. When the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered to be impaired and the second step of the impairment test is unnecessary. The second step is carried out when the carrying amount of a reporting unit exceeds its fair value, in which case the implied fair value of the reporting unit’s goodwill, determined in the same manner as the value of goodwill is determined in a business combination, is compared with its carrying amount to measure the amount of the impairment loss, if any.

The Company tested goodwill for impairment at October 1, 2007 and determined that there was no impairment in carrying value. During the current year, the Company changed the date of its annual

NORTH AMERICAN ENERGY PARTNERS INC.
Notes to Consolidated Financial Statements
For the years ended March 31, 2008, 2007 and 2006
(Amounts in thousands of Canadian dollars, except per share amounts or unless otherwise specified)

impairment test for goodwill from December 31 to October 1 of each year. This change in accounting policy was applied on a retrospective basis and had no impact on the consolidated financial statements.

j)	Intangible assets

Intangible assets include:
•	customer contracts in process and related relationships, which are being amortized based on the net present value of the estimated period cash flows over the remaining lives of the related contracts and relationships;

•	trade names, which are being amortized on a straight-line basis over their estimated useful life of 10 years;

•	non-competition agreements, which are being amortized on a straight-line basis between the three and five-year terms of the respective agreements;

•	financing costs related to the revolving credit facility are amortized on a straight-line basis over the term of the agreement; and

•	employee arrangements, which are being amortized on a straight-line basis over the three-year term of the arrangements.
k)	Impairment of long-lived assets

Long-lived assets and identifiable intangible assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is assessed by a comparison of the carrying value of the asset to future undiscounted cash flows expected to be generated by the asset. If the value of such asset is considered to be impaired, the impairment loss is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset, and is charged to depreciation expense.

Long-lived assets are classified as held for sale when certain criteria are met, which include:
•	management’s commitment to a plan to sell the assets;

•	the assets are available for immediate sale in their present condition;

•	an active program to locate buyers and other actions to sell the assets have been initiated;

•	the sale of the assets is probable and their transfer is expected to qualify for recognition as a completed sale within one year;

•	the assets are being actively marketed at reasonable prices in relation to their fair value; and

•	it is unlikely that significant changes will be made to the plan to sell the assets or that the plan will be withdrawn.
Assets to be disposed of by sale are reported at the lower of their carrying amount or fair value less costs to sell and are included in current assets. These assets are not depreciated.

NORTH AMERICAN ENERGY PARTNERS INC.
Notes to Consolidated Financial Statements
For the years ended March 31, 2008, 2007 and 2006
(Amounts in thousands of Canadian dollars, except per share amounts or unless otherwise specified)

l)	Foreign currency translation

The functional currency of the Company is Canadian dollars. Transactions denominated in foreign currencies are recorded at the rate of exchange on the transaction date. Monetary assets and liabilities, including long-term debt denominated in U.S. dollars, are translated into Canadian dollars at the rate of exchange prevailing at the balance sheet date.

m)	Derivative financial instruments

The Company uses derivative financial instruments to manage financial risks from fluctuations in exchange rates and interest rates. These instruments include cross-currency and interest rate swap agreements as well as embedded price escalation features in revenue and supplier contracts. All such instruments are only used for risk management purposes. The Company does not hold or issue derivative financial instruments for trading or speculative purposes. Derivative financial instruments are subject to standard credit terms and conditions, financial controls, management and risk monitoring procedures. These derivative financial instruments are not designated as hedges for accounting purposes and are recorded at fair value with realized and unrealized gains and losses recognized in the Consolidated Statement of Operations, Comprehensive Income (Loss) and Deficit.

n)	Income taxes

The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities from a change in tax rates is recognized in income in the period of enactment or substantive enactment. The Company accrues interest and penalties for uncertain tax positions in the period in which these uncertainties are identified. A valuation allowance is recorded against any future income tax asset if it is more likely than not that the asset will not be realized.

o)	Stock—based compensation plan

The Company accounts for all stock-based compensation payments that are settled by the issuance of equity instruments in accordance with a fair value based method of accounting. Under this fair value based method, compensation cost is measured using the Black-Scholes model at the grant date and is expensed on a straight-line basis over the award’s vesting period, with a corresponding increase to contributed surplus. Upon exercise of a stock option, share capital is recorded at the sum of proceeds received and the related amount of contributed surplus.

The Company has a Director’s Deferred Stock Unit (“DDSU”) plan, which is described in note 28. The measurement of the liability and compensation costs for these awards is based on the intrinsic value of the award and is recorded as a charge to operating income over the vesting period of the award. Subsequent changes in the Company’s payment obligation after vesting of the award and prior to the settlement date are recorded as a charge to operating income in the period such changes occur.

p)	Net income (loss) per share

Basic net income (loss) per share is computed by dividing net earnings (loss) available to common shareholders by the weighted average number of shares outstanding during the year (see note 18(d)). Diluted per share amounts are calculated using the treasury stock and if-converted methods. The treasury stock method increases the diluted weighted average shares outstanding to include additional shares from the assumed exercise of stock options, if dilutive. The number of additional shares is

NORTH AMERICAN ENERGY PARTNERS INC.
Notes to Consolidated Financial Statements
For the years ended March 31, 2008, 2007 and 2006
(Amounts in thousands of Canadian dollars, except per share amounts or unless otherwise specified)

calculated by assuming outstanding in-the-money stock options were exercised and the proceeds from such exercises, including any unamortized stock-based compensation cost, were used to acquire shares of common stock at the average market price during the year. The if-converted method assumes the conversion of convertible securities at the later of the beginning of the reported period or issue date, if dilutive.

q)	Recently adopted Canadian accounting pronouncements
i)	Financial instruments — recognition and measurement
Effective April 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3855, “Financial Instruments — Recognition and Measurement”, and Handbook Section 3865, “Hedges”. These standards have been applied retrospectively without restatement as discussed below and, accordingly, comparative amounts for prior periods have not been restated.

CICA Handbook Sections 3855 and 3865 provide guidance on when a financial asset, financial liability or non-financial derivative is to be recognized on the balance sheet of the Company and on what basis these assets, liabilities and derivatives should be valued, including hedging relationships. Under the standards:
•	Financial assets are classified as loans and receivables, held-to-maturity, held-for-trading or available-for-sale. Loans and receivables are initially recorded at fair value and subsequent to initial recognition are accounted for at amortized cost using the effective interest method. Held-to-maturity classification is restricted to fixed maturity instruments that the Company intends and is able to hold to maturity and is accounted for on initial recognition at fair value and subsequent to initial recognition at amortized cost using the effective interest method. Held-for-trading instruments are recorded at fair value with changes in fair value reported in net income. The remaining financial assets are classified as available-for-sale. These are recorded at fair value with changes in fair value reported in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in net income. On adoption of the standard, the Company has classified its cash and cash equivalents as held for trading and accounts receivable and unbilled revenue as loans and receivables. The Company did not hold any financial assets that were available-for-sale or held-to-maturity;

•	Financial liabilities are classified as either held-for-trading or other financial liabilities. Held-for-trading instruments are recorded at fair value with changes in fair value reported in net income. Other financial liabilities are accounted for on initial recognition at fair value and subsequent to initial recognition at amortized cost using the effective interest method with gains and losses reported in net income in the period that the liability is derecognized. The Company has classified its revolving credit facility, accounts payable, accrued liabilities, and senior notes as other financial liabilities;

•	Derivative financial instruments, including non-financial derivatives, are classified as held-for-trading and measured at fair value unless exempted from derivative treatment as a normal purchase or sale. Certain derivatives embedded in other contracts are also measured at fair value.

•	Section 3865 specifies circumstances under which hedge accounting is permissible and how hedge accounting is performed. For the periods presented, the Company did not apply hedge accounting.

•	The Company elected April 1, 2003 as the transition date for identifying contracts with embedded derivatives. Transaction costs that are directly attributable to the acquisition or issue of financial

NORTH AMERICAN ENERGY PARTNERS INC.
Notes to Consolidated Financial Statements
For the years ended March 31, 2008, 2007 and 2006
(Amounts in thousands of Canadian dollars, except per share amounts or unless otherwise specified)

assets or liabilities are accounted for as a part of the respective asset or liability’s carrying value at inception.
In determining the fair value of financial instruments, the Company uses a variety of methods and assumptions that are based on market conditions and risks existing on each reporting date. Counterparty confirmations and standard market conventions and techniques, such as discounted cash flow analysis and option pricing models, are used to determine the fair value of the Company’s financial instruments, including derivatives. All methods of fair value measurement result in a general approximation of value and such value may never actually be realized.

On April 1, 2007, the Company made the following transitional adjustments to the consolidated balance sheet to adopt the new standards:

Increase (decrease)

Deferred financing costs	$(11,356)
Intangible assets	1,622
Long-term future income tax asset	3,293
Senior notes	(12,634)
Derivative financial instruments	9,720
Long-term future income tax liability	18
Opening deficit	3,545

The trade date is used to account for regular way purchase or sale contracts. The adoption of these standards resulted in the following adjustments as of April 1, 2007 in accordance with the transition provisions:
•	Deferred financing costs related to the issue of the senior notes that were previously presented as a separate asset on the consolidated balance sheet are now included in the carrying value of the senior notes and are being amortized using the effective interest method over the remaining term of the debt. Prior to April 1, 2007, these deferred financing costs were amortized on a straight line basis over the term of the debt. As a result of the change in method of accounting, financing costs were re-measured on April 1, 2007 using the effective interest method. This re-measurement resulted in a $9,734 decrease in deferred financing costs, a decrease of $9,815 in senior notes, a decrease of $63 in opening deficit and an increase of $18 in the future income tax liability.

•	Transaction costs incurred in connection with the Company’s revolving credit facility of $1,622 were reclassified from deferred financing costs to intangible assets on April 1, 2007 and these costs continue to be amortized on a straight-line basis over the term of the facility.

•	The Company determined that the issuer’s early prepayment option included in the senior notes should be bifurcated from the host contract, along with a contingent embedded derivative in the senior notes that provide for accelerated redemption by the holders in certain instances. These embedded derivatives were measured at fair value at the inception of the senior notes and the residual amount of the proceeds was allocated to the debt. Changes in fair value of the embedded derivatives are recognized in net income and the carrying amount of the senior notes is accreted to par value over the term of the notes using the effective interest method and is recognized as interest expense. At transition on April 1, 2007, the Company recorded the fair value of $8,519

NORTH AMERICAN ENERGY PARTNERS INC.
Notes to Consolidated Financial Statements
For the years ended March 31, 2008, 2007 and 2006
(Amounts in thousands of Canadian dollars, except per share amounts or unless otherwise specified)

related to these embedded derivatives and a corresponding decrease in opening deficit of $7,305, net of future income taxes of $1,214. The impact of the bifurcation of these embedded derivatives at issuance of the senior notes resulted in an increase of senior notes of $5,700 and an increase in opening deficit of $3,963, net of income taxes of $1,737 after applying the effective interest method to the premium resulting from the bifurcation of these embedded derivatives on April 1, 2007.

•	The Company determined that a price escalation feature in a revenue construction contract is an embedded derivative that is not closely related to the host contract. The embedded derivative has been measured at fair value and included in derivative financial instruments on the consolidated balance sheet, with changes in the fair value recognized in net income. The Company recorded the fair value of $7,246 related to this embedded derivative on April 1, 2007, with a corresponding increase in opening deficit of $5,181, net of future income taxes of $2,065.

•	The Company identified an additional embedded derivative that is not closely related to the host contract in the fourth quarter of 2008 with respect to price escalation features in a supplier contract. The embedded derivative has been measured at fair value and included in derivative financial instruments on the consolidated balance sheet, with changes in fair value recognized in net income. The Company has amended its original transition adjustment disclosed in the first quarter and recorded the fair value of $2,474 related to this embedded derivative on April 1, 2007, with corresponding increase in opening deficit of $1,769, net of future income taxes of $705.
ii.	Financial instruments — disclosure and presentation
Effective April 1, 2007, the Company adopted revised CICA Handbook Section 3861, “Financial Instruments — Disclosure and Presentation”, which replaces CICA Handbook Section 3860, “Financial Instruments — Disclosure and Presentation”, and establishes standards for presentation of financial instruments and non-financial derivatives, and identifies information that should be disclosed. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.
iii.	Comprehensive income and equity
Effective April 1, 2007, the Company adopted CICA Handbook Section 1530, “Comprehensive Income”, which establishes standards for the reporting and display of comprehensive income. The new section defines other comprehensive income to include revenues, expenses, and gains and losses that, in accordance with primary sources of GAAP, are recognized in comprehensive income but excluded from net income. The standard does not address issues of recognition or measurement for comprehensive income and its components. The adoption of this standard did not have a material impact on the Company’s financial statement presentation in the current year.

Effective April 1, 2007, the Company adopted CICA Handbook Section 3251 “Equity”, which establishes standards for the presentation of equity and changes in equity during the reporting period. The requirements in this section are in addition to those of Section 1530 and recommend that an enterprise should present separately the following components of equity: retained earnings, accumulated other comprehensive income, the total for retained earnings and accumulated other comprehensive income, contributed surplus, share capital and

NORTH AMERICAN ENERGY PARTNERS INC.
Notes to Consolidated Financial Statements
For the years ended March 31, 2008, 2007 and 2006
(Amounts in thousands of Canadian dollars, except per share amounts or unless otherwise specified)

reserves. The adoption of CICA Handbook Section 3251 did not have an impact on the Company’s financial statement presentation in the current period. The Company currently has no accumulated other comprehensive income components.
iv.	Accounting changes
In July 2006, the CICA revised Handbook Section 1506, “Accounting Changes”, which requires that: (1) voluntary changes in accounting policy are made only if they result in the financial statements providing reliable and more relevant information; (2) changes in accounting policy are generally applied retrospectively; and (3) prior period errors are corrected retrospectively. This guidance was adopted by the Company on April 1, 2007 and did not have a material impact on the consolidated financial statements.
v.	Accounting policy choice for transaction costs
In June 2007, the CICA issued Emerging Issues Committee Abstract No. 166, “Accounting Policy Choice for Transaction Costs” (“EIC-166”). CICA Handbook Section 3855 requires that when an entity acquires a financial asset or incurs a financial liability classified other than as held-for-trading, it adopts an accounting policy for transaction costs of either: (a) recognizing all transaction costs in net income; or (b) adding transaction costs that are directly attributable to the acquisition or issue of a financial asset or financial liability to the carrying amount of the financial instrument. EIC- 166 clarifies that the same accounting policy choice should be made for all similar instruments classified as other than held-for-trading, but that a different accounting policy choice may be made for financial instruments that are not similar. As described in note 3(q)(i), the Company’s accounting policy is to add transaction costs that are directly attributable to the acquisition or issue of a financial asset or financial liability to the carrying amount of the financial instrument. This guidance was adopted by the Company on April 1, 2007 and did not have a material impact on the consolidated financial statements.
r)	Recent Canadian accounting pronouncements not yet adopted
i.	Capital disclosures
In December 2006, the CICA issued Handbook Section 1535, “Capital Disclosures”. This standard requires that an entity disclose information that enables users of its financial statements to evaluate an entity’s objectives, policies and processes for managing capital, including disclosures of any externally imposed capital requirements and the consequences of non-compliance. The new standard applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007, specifically April 1, 2008 for the Company. Disclosures required by the new standard will be included in the Company’s interim and annual consolidated financial statements commencing April 1, 2008.
ii.	Financial instruments — disclosure and presentation
In March 2007, the CICA issued Handbook Section 3862, “Financial Instruments—Disclosures”, which replaces CICA 3861 and provides expanded disclosure requirements that provide additional detail by financial assets and liability categories to enhance financial statement users’ understanding of the significance of financial instruments to an entity’s financial position, performance and cash flows. This standard harmonizes disclosures with International Financial Reporting Standards. The standard

NORTH AMERICAN ENERGY PARTNERS INC.
Notes to Consolidated Financial Statements
For the years ended March 31, 2008, 2007 and 2006
(Amounts in thousands of Canadian dollars, except per share amounts or unless otherwise specified)

applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007, specifically April 1, 2008 for the Company. Disclosures required by the new standard will be included in the Company’s interim and annual consolidated financial statements commencing April 1, 2008.

In March 2007, the CICA issued Handbook Section 3863, “Financial Instruments—Presentation”. This Section establishes standards for presentation of financial instruments and non-financial derivatives. It deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, gains and losses, and the circumstances in which financial assets and financial liabilities are offset. This standard harmonizes disclosures with International Financial Reporting Standards and applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007, specifically April 1, 2008 for the Company, and is not expected to have a material impact on the Company’s consolidated financial statements.
iii.	Inventories
In June 2007, the CICA issued Handbook Section 3031, “Inventories” to harmonize accounting for inventories under Canadian GAAP with International Financial Reporting Standards. This standard requires the measurement of inventories at the lower of cost and net realizable value and includes guidance on the determination of cost, including allocation of overheads and other costs to inventory. The standard also requires the consistent use of either first-in, first out (FIFO) or weighted average cost formula to measure the cost of other inventories and requires the reversal of previous write-downs to net realizable value when there is a subsequent increase in the value of inventories. The new standard applies to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008, specifically April 1, 2008 for the Company. The Company is currently evaluating the impact of this standard.
iv.	Going concern
In April 2007, the CICA approved amendments to Handbook Section 1400, “General Standards of Financial Statement Presentation”. These amendments require management to assess an entity’s ability to continue as a going concern. When management is aware of material uncertainties related to events or conditions that may cast doubt on an entity’s ability to continue as a going concern, those uncertainties must be disclosed. In assessing the appropriateness of the going concern assumption, the standard requires management to consider all available information about the future, which is at least, but not limited to, twelve months from the balance sheet date. The new requirements of the standard are applicable for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008, specifically April 1, 2008 for the Company. The Company is currently evaluating the impact of this standard.
v.	Goodwill and intangible assets
In February 2008, the CICA issued Handbook Section 3064, (“CICA 3064”) Goodwill and Intangible Assets. CICA 3064, which replaces Section 3062, Goodwill and Intangible Assets, and Section 3450, Research and Development Costs, establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. The provisions relating to the definition and initial recognition of intangible assets, including internally generated intangible assets, are equivalent to the corresponding provisions of International Financial Reporting Standard IAS 38, Intangible Assets.

NORTH AMERICAN ENERGY PARTNERS INC.
Notes to Consolidated Financial Statements
For the years ended March 31, 2008, 2007 and 2006
(Amounts in thousands of Canadian dollars, except per share amounts or unless otherwise specified)

This new standard is effective for the Company’s interim and annual consolidated financial statements commencing April 1, 2009. The Company is currently evaluating the impact of this standard.
4.	Acquisition

On May 1, 2007, the Company acquired all of the assets of Active Auger Services 2001 Ltd., a piling company specializing in the design and installation of screw piles in north central Saskatchewan, for total cash consideration and acquisition costs of $1,581. The transaction has been accounted for by the purchase method with the results of operations included in the financial statements from the date of acquisition. The goodwill acquired is deductible for tax purposes. The purchase price allocation is as follows:

	Preliminary	Final

Net assets acquired at assigned values:
Plant and equipment	$700	$700
Intangible assets	217	201
Goodwill (assigned to the piling segment)	664	680

	$1,581	$1,581

On September 1, 2006, the Company acquired all of the shares of Midwest Foundation Technologies Ltd., a piling company specializing in the design and installation of micropile foundations in western Canada, for cash consideration and acquisition costs totaling $1,646. The transaction has been accounted for by the purchase method with the results of operations included in the financial statements from the date of acquisition. The goodwill related to this transaction is not deductible for tax purposes. The final purchase price allocation is as follows:

Net assets acquired at assigned values:
Working capital (including cash of $129)	$170
Plant and equipment	554
Intangible assets	410
Goodwill (assigned to the piling segment)	843
Future income tax liability	(194)
Capital lease obligations	(137)

$1,646

5.	Accounts receivable

	March 31,	March 31,
	2008	2007

Accounts receivable — trade	$122,241	$83,444
Accounts receivable — holdbacks	34,996	19,496
Income and other taxes receivable	2,734	3,034
Accounts receivable — other	6,773	1,458
Allowance for doubtful accounts	(742)	(88)

	$166,002	$107,344

NORTH AMERICAN ENERGY PARTNERS INC.
Notes to Consolidated Financial Statements
For the years ended March 31, 2008, 2007 and 2006
(Amounts in thousands of Canadian dollars, except per share amounts or unless otherwise specified)

Accounts receivable — holdbacks represent amounts up to 10% under certain contracts that the customer is contractually entitled to withhold until completion of the project or until certain project milestones are achieved.

6.	Costs incurred and estimated earnings net of billings on uncompleted contracts

	March 31,	March 31,
	2008	2007

Costs incurred and estimated earnings on uncompleted contracts	$1,037,273	$742,186
Less: billings to date	(971,162)	(676,476)

	$66,111	$65,710

Costs incurred and estimated earnings net of billings on uncompleted contracts is presented in the consolidated balance sheets under the following captions:

	March 31,	March 31,
	2008	2007

Unbilled revenue	$70,883	$68,709
Billings in excess of costs incurred and estimated earnings on uncompleted contracts	(4,772)	(2,999)

	$66,111	$65,710

7.	Prepaid expenses and deposits

	March 31,	March 31,
	2008	2007

Prepaid insurance and property taxes	$1,065	$916
Prepaid lease payments	6,606	3,934
Deposits on other assets	1,629	7,082

	$9,300	$11,932

8.	Asset held for sale

Included in depreciation expense for the year ended March 31, 2008 is an impairment charge of $493 (2007 — $3,582; 2006 — $nil) relating to a decision to dispose of heavy construction assets in the Heavy Construction & Mining segment. The impairment charge is the amount by which the carrying value of the related assets exceeded their fair value less costs to sell. The assets held for sale at March 31, 2008 have been reclassified from plant and equipment to long-term assets as the assets have not yet been sold.

NORTH AMERICAN ENERGY PARTNERS INC.
Notes to Consolidated Financial Statements
For the years ended March 31, 2008, 2007 and 2006
(Amounts in thousands of Canadian dollars, except per share amounts or unless otherwise specified)

9.	Plant and equipment

		Accumulated
March 31, 2008	Cost	depreciation	Net book value

Heavy equipment	$281,975	$62,539	$219,436
Major component parts in use	12,291	4,797	7,494
Other equipment	17,086	6,232	10,854
Licensed motor vehicles	8,981	6,110	2,871
Office and computer equipment	9,016	3,479	5,537
Buildings	19,530	3,443	16,087
Leasehold improvements	6,272	1,107	5,165
Assets under capital lease	23,271	9,676	13,595

	$378,422	$97,383	$281,039

		Accumulated
March 31, 2007	Cost	depreciation	Net book value

Heavy equipment	$254,643	$46,609	$208,034
Major component parts in use	7,884	2,489	5,395
Other equipment	16,244	5,641	10,603
Licensed motor vehicles	7,998	4,829	3,169
Office and computer equipment	4,836	2,249	2,587
Buildings	16,443	716	15,727
Leasehold improvements	2,992	664	2,328
Assets under capital lease	15,422	7,302	8,120

	$326,462	$70,499	$255,963

During the year ended March 31, 2008, additions to plant and equipment included $8,829 of assets that were acquired by means of capital leases (2007 — $4,653; 2006 — $5,910). Depreciation of equipment under capital lease of $2,928 (2007 — $1,481; 2006 — $2,545) is included in depreciation expense.

10.	Intangible assets

		Accumulated
March 31, 2008	Cost	amortization	Net book value

Customer contracts in progress and related relationships	$340	$160	$180
Financing costs	3,017	1,601	1,416
Other intangible assets	876	344	532

	$4,233	$2,105	$2,128

		Accumulated
March 31, 2007	Cost	amortization	Net book value

Customer contracts in progress and related relationships	$15,533	$15,360	$173
Other intangible assets	2,675	2,248	427

	$18,208	$17,608	$600

NORTH AMERICAN ENERGY PARTNERS INC.
Notes to Consolidated Financial Statements
For the years ended March 31, 2008, 2007 and 2006
(Amounts in thousands of Canadian dollars, except per share amounts or unless otherwise specified)

During the year ended March 31, 2008, financing fees totaling $776 paid in connection with an amendment of the revolving credit facility (note 12) were recorded as financing costs. These costs, together with the existing unamortized financing costs, will be amortized on a straight-line basis over the term of the amended revolving credit facility consistent with accounting for the amendment of the revolving credit facility as a modification.

Amortization of intangible assets for the year ended March 31, 2008 was $1,071 (2007 — $582; 2006 — $730).

The estimated amortization expense for future years is as follows:

For the year ending March 31,
2009	$1,088
2010	862
2011	55
2012	48
2013 and thereafter	75

$2,128

11.	Deferred financing costs

Deferred financing costs related to the senior notes that were previously presented as a separate asset on the consolidated balance sheet are now included in the carrying value of the senior notes (see notes 3(q)(i) and 16). Transaction costs incurred in connection with the Company’s revolving credit facility of $1,622 were reclassified from deferred financing costs to intangible assets effective April 1, 2007 (notes 3(q)(i) and 10).

For the year ended March 31, 2007, fees of $275 were paid to the holders of the 8 3/4% senior notes in connection with an amendment of the indenture governing the 8 3/4% senior notes (note 16). The amendment has been accounted for as a modification, and the fees paid to the note holders, together with the existing unamortized deferred financing costs, were deferred and amortized on a straight-line basis over the remaining term of the 8 3/4% senior notes.

During the year ended March 31, 2007, financing fees totaling $1,071 paid in connection with amendment of the revolving credit facility (note 12) were recorded as deferred financing costs. These costs, together with the existing unamortized deferred financing costs, were deferred and amortized over the term of the amended revolving credit facility consistent with accounting for the amendment of the revolving credit facility as a modification.

In connection with the retirement of the 9% senior secured notes on November 28, 2006, the Company wrote off deferred financing costs of $4,342 (notes 2 and 16) during the year ended March 31, 2007.

For the year ended March 31, 2006, financing costs of $7,546 were incurred in connection with the issue of the 9% senior secured notes and revolving credit facility and were recorded as deferred financing costs. In addition, financing costs of $321 were incurred in connection with the issue of the NAEPI Series A redeemable preferred shares and expensed in the year ended March 31, 2006.

On May 19, 2005, the Company repaid its entire indebtedness under a previous revolving credit facility and term loan using the net proceeds from the issue of the 9% senior secured noted and the NAEPI Series B preferred shares. In connection with the repayment of the secured credit facility on May 19, 2006, the

NORTH AMERICAN ENERGY PARTNERS INC.
Notes to Consolidated Financial Statements
For the years ended March 31, 2008, 2007 and 2006
(Amounts in thousands of Canadian dollars, except per share amounts or unless otherwise specified)

Company wrote-off deferred financing costs of $1,774 during the year ended March 31, 2006. Amortization of the deferred financing costs for the year ended March 31, 2007 was $3,436 (2006 — $3,338).

12.	Revolving credit facility

On June 7, 2007, the Company modified its amended and restated credit agreement to provide for borrowings of up to $125.0 million (previously $55.0 million) under which revolving loans and letters of credit may be issued. Based upon the Company’s current credit rating, prime rate and swing line revolving loans under the agreement will bear interest at the Canadian prime rate plus 0.25% per annum, Canadian bankers’ acceptances have stamping fees equal to 1.75% per annum and letters of credit are subject to a fee of 1.25% per annum. Standby fees are calculated at a rate per annum equal to the applicable pricing margin applied to the amount by which the amount of the outstanding principal owing to each lender under the credit facility for each day is less than the commitment of such lender and accrue daily from the first day to the last day of each fiscal quarter. In each case, the applicable pricing margin depends on our credit rating. Interest rates are increased by 2% per annum in excess of the rate otherwise payable on any amount not paid when due.

The credit facility is secured by a first priority lien on substantially all the Company’s existing and after-acquired property and contains certain restrictive covenants including, but not limited to, incurring additional debt, transferring or selling assets, making investments including acquisitions or to pay dividends or redeem shares of capital stock. The Company is also required to meet certain financial covenants under the new credit agreement. The Company was in compliance with all the covenants under this agreement as at and through out the year ended March 31, 2008.

As of March 31, 2008, the Company had nil outstanding borrowings under the revolving credit facility and had issued $20.0 million in letters of credit to support performance guarantees associated with a customer contract. The Company’s unused borrowing availability under the facility was $105.0 million at March 31, 2008. The credit facility matures June 7, 2010. During the twelve months ended March 31, 2008, financing fees of $776, were incurred in connection with the modifications to the amended and restated credit agreement and were recorded as an intangible asset.

As of March 31, 2007, the Company had outstanding borrowings of $20.5 million (2006 — $nil) under the revolving credit facility and had issued $25.0 million in letters of credit to support performance guarantees associated with customer contracts. The Company’s borrowing availability under the facility was $9.5 million at March 31, 2007.

13.	Deferred lease inducements

Lease inducements applicable to lease contracts are deferred and amortized as a reduction of general and administrative costs on a straight-line basis over the lease term, which includes the initial lease term and renewal periods only where renewal is determined to be reasonably assured. During the year ended March 31, 2008, the Company received inducements from a lessor in the form of leasehold improvements to an office facility of $1,045. Amortization of deferred lease inducements of $104 was recorded for the year ended March 31, 2008.

14.	Accrued liabilities

	March 31,	March 31,
	2008	2007

Accrued interest payable	$8,693	$8,669
Payroll liabilities	19,564	7,484
Liabilities related to equipment leases	14,617	7,039
Income and other taxes payable	2,204	201

	$45,078	$23,393

NORTH AMERICAN ENERGY PARTNERS INC.
Notes to Consolidated Financial Statements
For the years ended March 31, 2008, 2007 and 2006
(Amounts in thousands of Canadian dollars, except per share amounts or unless otherwise specified)

15.	Capital lease obligations

The Company’s capital leases primarily relate to licensed motor vehicles. The minimum lease payments due in each of the next five fiscal years are as follows:

2009	$5,537
2010	4,697
2011	3,335
2012	2,702
2013	239

16,510
Less: amount representing interest — weighted average rate of 10.50%	1,734

Present value of minimum lease payments	14,776
Less: current portion	4,733

$10,043

16.	Senior notes

	March 31,	March 31,
	2008	2007

8 3/4% senior unsecured notes due 2011 ($US)	$200,000	$200,000
Unrealized foreign exchange	5,574	30,580
Unamortized financing costs and premiums, net	(3,059)	—
Fair value of embedded prepayment and early redemption options (note 20(a))	(4,270)	—

	$198,245	$230,580

The 8 3/4% senior notes were issued on November 26, 2003 in the amount of US$200 million (Canadian $263 million). These notes mature on December 1, 2011 with interest payable semi-annually on June 1 and December 1 of each year.

The 8 3/4% senior notes are unsecured senior obligations and rank equally with all other existing and future unsecured senior debt and senior to any subordinated debt that may be issued by the Company or any of its subsidiaries. The notes are effectively subordinated to all secured debt to the extent of the outstanding amount of such debt.

The 8 3/4% senior notes are redeemable at the option of the Company, in whole or in part, at any time on or after: December 1, 2007 at 104.375% of the principal amount; December 1, 2008 at 102.188% of the principal amount; December 1, 2009 at 100.00% of the principal amount; plus, in each case, interest accrued to the redemption date.

If a change of control occurs, the Company will be required to offer to purchase all or a portion of each holder’s 8 3/4% senior notes, at a purchase price in cash equal to 101% of the principal amount of the notes offered for repurchase plus accrued interest to the date of purchase.

As at March 31, 2008, the Company’s effective weighted average interest rate on its 8 3/4 senior notes, including the effect of financing costs and premiums, was approximately 8.94%.

NORTH AMERICAN ENERGY PARTNERS INC.
Notes to Consolidated Financial Statements
For the years ended March 31, 2008, 2007 and 2006
(Amounts in thousands of Canadian dollars, except per share amounts or unless otherwise specified)

On December 21, 2006, the indenture governing the 8 3/4% senior notes was amended to remove the requirement to provide reconciliation from Canadian GAAP to United States GAAP in the Company’s interim consolidated financial statements.

The Company issued 9% senior secured notes on May 19, 2005 in the amount of US$60.481 million (Canadian $76.345 million). In connection with the IPO (note 2), the Company repurchased the 9% senior secured notes for $74,748 plus accrued interest of $3,027 on November 28, 2006. These notes were redeemed at a premium of 109.26% on November 28, 2006 resulting in a loss on extinguishment of $6,338. The loss on settlement, along with the write-off of deferred financing fees of $4,342 and third party transaction costs of $255, was recorded as a loss on extinguishment of debt in the consolidated statement of operations for the year ended March 31, 2007.

17.	Income taxes

Income tax provision (recovery) differs from the amount that would be computed by applying the Federal and provincial statutory income tax rate to income from continuing operations. The reasons for the differences are as follows:

	Year ended March 31,
	2008	2007	2006

Income (loss) before income taxes	$57,163	$18,486	$(21,204)
Statutory tax rate	31.47%	32.12%	33.62%

Expected provision (recovery) at statutory tax rate	$17,989	$5,938	$(7,129)
Increase (decrease) related to:
Impact of enacted future statutory income tax rates	(1,287)	(2,106)	—
Change in redemption value and accretion of redeemable preferred shares	—	1,000	11,674
Change in future income tax liability, resulting from valuation allowance	—	(5,858)	(4,097)
Non-taxable gain on repurchase of NACG Preferred Corp. Series A preferred shares	—	(3,019)	—
Non-deductible financing transactions	—	1,196	—
Large corporations tax	—	(136)	716
Other	677	392	(427)

Income tax provision (recovery)	$17,379	$(2,593)	$737

Classified as:

	Year ended March 31,
	2008	2007	2006

Current income taxes	$80	$(2,975)	$737
Future income taxes	17,299	382	—

	$17,379	$(2,593)	$737

NORTH AMERICAN ENERGY PARTNERS INC.
Notes to Consolidated Financial Statements
For the years ended March 31, 2008, 2007 and 2006
(Amounts in thousands of Canadian dollars, except per share amounts or unless otherwise specified)

	March 31,	March 31,
	2008	2007

Future income tax assets:
Non-capital losses carried forward	$19,985	$23,875
Deferred share issue costs	3,312	4,547
Deferred premium on senior notes	1,002	1,614
Derivative financial instruments	8,448	4,787
Unrealized foreign exchange loss on senior notes	1,805	1,730
Billings in excess of costs on uncompleted contracts	1,402	963
Capital lease obligations	3,594	1,713
Intangible assets	1,560	—
Deferred lease inducements	244	—

	41,352	39,229

Future income tax liabilities:
Unbilled revenue and uncertified revenue included in accounts receivable	8,978	3,751
Asset held for sale	316	1,878
Accounts receivable — holdbacks	10,239	6,262
Plant and equipment	27,009	20,897
Deferred financing costs	—	1,176
Intangible assets	568	174
Embedded derivatives and financing costs on senior notes	3,176	—

	50,286	34,138

Net future income taxes	$(8,934)	$5,091

Classified as:

	March 31,	March 31,
	2008	2007

Current asset	$8,217	$14,593
Long-term asset	18,199	14,364
Current liability	(10,907)	(4,154)
Long-term liability	(24,443)	(19,712)

	$(8,934)	$5,091

The Company and its subsidiaries file income tax returns in the Canadian federal jurisdiction, and several provincial jurisdictions. Taxation years ending 2004 through 2008 in all jurisdictions remain open for potential examination by the tax authorities.

The Company has accrued no amounts as of April 1, 2007 and March 31, 2008, for uncertain tax positions. Additionally, for the year ended March 31, 2008, the Company has not recognized any amounts in respect of potential interest and penalties associated with uncertain tax positions.

NORTH AMERICAN ENERGY PARTNERS INC.
Notes to Consolidated Financial Statements
For the years ended March 31, 2008, 2007 and 2006
(Amounts in thousands of Canadian dollars, except per share amounts or unless otherwise specified)

At March 31, 2008, the Company has non-capital losses for income tax purposes of approximately $68,663 which expire as follows:

2015	$50,891
2026	9,000
2027	8,772

18.	Shares
a)	Redeemable preferred shares
i.	NACG Preferred Corp. preferred shares

	Number of
	Shares	Amount

Issued and outstanding March 31, 2005	35,000	$35,000

Issued and outstanding March 31, 2006	35,000	35,000
Repurchased and cancelled	(35,000)	(35,000)

Issued and outstanding March 31, 2007 and 2008	—	$—

NACG Preferred Corp. was authorized to issue an unlimited number of Series A preferred shares. The NACG Preferred Corp. Series A preferred shares accrued dividends at a rate of $80.00 per share annually if earnings before interest, taxes, depreciation and amortization (“EBITDA”) for NAEPI was in excess of $75.0 million for the year. The dividends were payable in cash, additional NACG Preferred Corp. Series A preferred shares, or any combination of cash and shares as determined by the Company. The number of shares issuable was .001 of a whole NACG Preferred Corp. Series A preferred share for each $1.00 of dividend declared.

The NACG Preferred Corp. Series A preferred shares, which were issued in connection with the acquisition described in note 1 and were recorded at their guaranteed redemption amount, were redeemable at any time at the option of the Company, and were required to be redeemed on or before November 26, 2012. On November 28, 2006, the Company acquired the NACG Preferred Corp. Series A preferred shares for a promissory note in the amount of $27,000 and accrued dividends of $1,400 at that time were forfeited resulting in a gain on settlement of $9,400. The promissory note was subsequently repaid with the proceeds from the IPO as described in note 2.
ii.	NAEPI Series A preferred shares

	Number of
	Shares	Amount

Issued and outstanding March 31, 2005	—	$—
Issued	1,000	321
Accretion	—	54

Issued and outstanding March 31, 2006	1,000	375
Accretion	—	625
Repurchase and cancellation	(1,000)	(1,000)

Issued and outstanding March 31, 2007 and 2008	—	$—

NORTH AMERICAN ENERGY PARTNERS INC.
Notes to Consolidated Financial Statements
For the years ended March 31, 2008, 2007 and 2006
(Amounts in thousands of Canadian dollars, except per share amounts or unless otherwise specified)

NAEPI was authorized to issue an unlimited number of Series A preferred shares. The NAEPI Series A preferred shares were non-voting and were not entitled to any dividends. The NAEPI Series A preferred shares were mandatorily redeemable at $1,000 per share on the earlier of (1) December 31, 2011 and (2) an Accelerated Redemption Event, specifically (i) the occurrence of a change of control, or (ii) if there is an initial public offering of common shares, the later of (a) the consummation of the initial public offering or (b) the date on which all of the Company’s 8 3/4% senior notes and the Company’s 9% senior secured notes are no longer outstanding. NAEPI had the right to redeem the NAEPI Series A preferred shares, in whole or in part, at $1,000 per share at any time.

The NAEPI Series A preferred shares were issued to one of the counterparties to NAEPI’s swap agreements on May 19, 2005 in connection with obtaining a new revolving credit facility. These shares were not entitled to dividends. The NAEPI Series A preferred shares were initially recorded at their fair value on the date of issue, which was estimated to be $321 based on the present value of the required cash flows using the discount rate implicit at inception. Each reporting period, the accretion of the carrying value to the present value of the redemption amount at each balance sheet date was recorded as interest expense. For the year ended March 31, 2007, the Company recognized $625 of accretion as interest expense (2006 — $54).

On October 6, 2006, the Board of Directors approved the purchase of the NAEPI Series A preferred shares for $1,000 effective with the consummation of the IPO (note 2), and these shares were purchased on November 28, 2006 pursuant to an affiliate purchase right under the terms of the NAEPI Series A preferred shares. Accordingly, the Company recorded the additional accretion charge and the extinguishment of the obligation in the year ended March 31, 2007.
iii.	NAEPI Series B preferred shares

	Number of
	Shares	Amount

Issued and outstanding March 31, 2005	—	$—
Issued	83,462	8,376
Repurchased	(8,218)	(851)
Change in redemption amount	—	34,668

Issued and outstanding March 31, 2006	75,244	42,193
Accretion	—	2,489
Repurchase and cancellation	(75,244)	(44,682)

Issued and outstanding March 31, 2007 and 2008	—	$—

NAEPI was authorized to issue an unlimited number of Series B preferred shares. The NAEPI Series B preferred shares were non-voting and were entitled to cumulative dividends at an annual rate of 15% of the issue price of each share. No dividends were payable on NAEPI common shares or other classes of preferred shares (defined as Junior Shares) unless all cumulative dividends had been paid on the NAEPI Series B preferred shares and NAEPI declared a NAEPI Series B preferred share dividend equal to 25% of the Junior Share dividend (except for dividends paid as part of employee and officer arrangements, intercompany administrative charges of up to $1 million annually and tax sharing arrangements). The payment of dividends and the redemption of the NAEPI Series B preferred shares were prohibited by the Company’s revolving credit facility agreement. The payment of dividends and the redemption of the NAEPI Series B preferred shares was also restricted by the indenture agreements governing the Company’s 9% senior secured notes and 8 3/4% senior notes.

NORTH AMERICAN ENERGY PARTNERS INC.
Notes to Consolidated Financial Statements
For the years ended March 31, 2008, 2007 and 2006
(Amounts in thousands of Canadian dollars, except per share amounts or unless otherwise specified)

7,500 NAEPI Series B preferred shares were issued to non-employee shareholders of the Company for cash proceeds of $7.5 million on May 19, 2005. The NAEPI Series B preferred shares were initially issued to certain non-employee shareholders with the agreement that an offer to purchase these NAEPI Series B preferred shares would also be extended to other shareholders of the Company on a pro rata basis to their interest in the common shares of the Company.

On June 15, 2005, the NAEPI Series B preferred shares were split 10-for-1.

On August 31, 2005, NAEPI issued 8,218 NAEPI Series B preferred shares for cash consideration of $851 to certain shareholders of the Company as a result of this offer. On November 1, 2005, NAEPI repurchased and cancelled 8,218 of the NAEPI Series B preferred shares held by the original non-employee shareholders for cash consideration of $851.

On October 6, 2005, an additional 244 NAEPI Series B preferred shares were issued for cash consideration of $25.

Initially, the redemption price of the NAEPI Series B preferred shares was an amount equal to the greatest of (i) two times the issue price($1,000), less the amount, if any, of dividends previously paid in cash on the NAEPI Series B preferred shares; (ii) an amount, not to exceed $100 million which, after taking into account any dividends previously paid in cash on such NAEPI Series B preferred shares, provides the holder with a 40% rate of return, compounded annually, on the issue price from the date of issue; and (iii) an amount, not to exceed $100 million, which is equal to 25% of the arm’s length fair market value of NAEPI’s common shares without taking into account the NAEPI Series B preferred shares.

On March 30, 2006, the terms of the NAEPI Series B preferred shares were amended to eliminate option (iii) from the calculation of the redemption price of the shares.

Prior to the amendment to the terms of the NAEPI Series B preferred shares on March 30, 2006, the NAEPI Series B preferred shares were considered mandatorily redeemable and the Company was required to measure the NAEPI Series B preferred shares at the amount of cash that would be paid under the conditions specified in the contract if settlement occurred at each reporting date prior to the amendment. At March 30, 2006, management estimated the redemption amount to be $42,193. As a result, the Company has recognized the increase of $34,668 in the carrying value as an increase in interest expense for the year ended March 31, 2006.

Concurrent with the amendment to the NAEPI Series B preferred shares, NACG entered into a Put/Call Agreement with the holders of the NAEPI Series B preferred shares. The Put/Call Agreement granted to each holder of the NAEPI Series B preferred shares the right (the “Put/Call Right”) to require NACG to exchange each of the holder’s NAEPI Series B preferred shares for 100 common shares (on a post-split basis — note 18(b)) of NACG. The Put/Call Right could only be exercised upon delivery by NACG of an “Event Notice”, being either: (i) a redemption or purchase call for the redemption or purchase of the NAEPI Series B preferred shares in connection with (A) a redemption on December 31, 2011, or (B) an Accelerated Redemption Event (as defined in note 18(a)(ii)); or (ii) a notice in connection with a Liquidation Event (defined as a liquidation, winding-up or dissolution of NAEPI, whether voluntary or involuntary).

The Put/Call Agreement also granted NACG the right to require the holders of the NAEPI Series B preferred shares to exchange each of their NAEPI Series B preferred shares for 100 common shares (on a post-split basis — note 18(b)) of NACG upon delivery of a call notice to shareholders within five business days of an Event Notice.

As a result of the March 30, 2006 amendment to the terms of the NAEPI Series B preferred shares and the concurrent execution of the Put/Call Agreement, the Company accounted for the amendment as a related

NORTH AMERICAN ENERGY PARTNERS INC.
Notes to Consolidated Financial Statements
For the years ended March 31, 2008, 2007 and 2006
(Amounts in thousands of Canadian dollars, except per share amounts or unless otherwise specified)

party transaction at carrying amount. No value was ascribed to the equity classified Put/Call Right as it was a related party transaction. The NAEPI Series B preferred shares were being accreted from their carrying value of $42.2 million on the date of amendment to their redemption value of $69.6 million on December 31, 2011 through a charge to interest expense using the effective interest method over the period to December 31, 2011. For the year ended March 31, 2007, the Company recognized $2,489 of interest expense for this accretion.

On October 6, 2006, the Board of Directors approved the exercise of the call option to acquire all of the issued and outstanding NAEPI Series B preferred shares in exchange for 7,524,400 common shares of NACG and the option was exercised on November 28, 2006. The Company recorded the exchange by transferring the carrying value of the Series B preferred shares on the exercise date of $44,682 to common shares.
b)	Common shares

On November 3, 2006, the Board of Directors and common shareholders approved a 20-for-1 share split of NACG’s voting and non-voting common shares. All information relating to the exchange of the NAEPI Series B preferred shares (note 18(a)), the issued and outstanding common shares (below), basic and diluted net income (loss) per share data (note 18(d)), stock options (note 28), and basic and diluted net income (loss) per share data under U.S. GAAP (note 30) have been adjusted retroactively to reflect the impact of the share split in these financial statements. The share split was effective November 3, 2006.

Authorized:
Unlimited number of common voting shares

Unlimited number of common non-voting shares
Issued and outstanding:

	Number of
	Shares(1)	Amount

Common voting shares

Issued and outstanding at March 31, 2005	18,147,600	90,738
Issued	60,000	300

Issued and outstanding at March 31, 2006	18,207,600	91,038
Issued upon exercise of stock options	27,760	139
Transferred from contributed surplus on exercise of stock options	—	52
Repurchased and cancelled prior to initial public offering	(5,000)	(25)
Conversion of NAEPI Series B preferred shares	7,524,400	44,682
Initial public offering (note 2)	9,437,500	171,165
Share issue costs (net of future income tax recovery of $5,667)	—	(12,915)

Issued and outstanding at March 31, 2007	35,192,260	294,136
Issued upon exercise of stock options	324,816	1,627
Transferred from contributed surplus on exercise of stock options	—	611
Conversion of common non voting shares	412,400	2,062

Issued and outstanding at March 31, 2008	35,929,476	$298,436

Common non-voting shares

Issued and outstanding at March 31, 2007, 2006 and 2005	412,400	$2,062
Conversion to common voting shares	(412,400)	(2,062)

Outstanding at March 31, 2008	—	—

Total common shares at March 31, 2008	35,929,476	$298,436

(1)	The issued and outstanding common shares have been retroactively adjusted to reflect the 20-for-1 share split effected on November 3, 2006.

NORTH AMERICAN ENERGY PARTNERS INC.
Notes to Consolidated Financial Statements
For the years ended March 31, 2008, 2007 and 2006
(Amounts in thousands of Canadian dollars, except per share amounts or unless otherwise specified)

During the year ended March 31, 2006, 60,000 common voting shares were issued for cash consideration of $300. During the year ended March 31, 2007, 5,000 common shares were repurchased for cancellation at a cost of $84, of which $25 reduced share capital and $59 increased the Company’s deficit.
c)	Contributed surplus

Balance, March 31, 2005	634
Stock-based compensation (note 28)	923

Balance, March 31, 2006	1,557
Stock-based compensation (note 28)	2,101
Transferred to common shares on exercise of stock options	(52)

Balance, March 31, 2007	$3,606
Stock-based compensation (note 28)	1,801
Transferred to common shares on exercise of stock options	(611)
Cash settlement of stock options	(581)

Balance, March 31, 2008	$4,215

d)	Net income (loss) per share

	Year ended March 31,
	2008	2007	2006

Basic net income (loss) per share
Net income (loss) available to common shareholders	$39,784	$21,079	$(21,941)
Weighted average number of common shares	35,788,776	24,352,156	18,574,800

Basic net income (loss) per share	$1.11	$0.87	$(1.18)

Diluted net income (loss) per share
Net income (loss) available to common shareholders	$39,784	$21,079	$(21,941)

Weighted average number of common shares	35,788,776	24,352,156	18,574,800
Dilutive effect of:
Stock options	1,126,859	1,091,751	—

Weighted average number of diluted common shares	36,915,635	25,443,907	18,574,800

Diluted net income (loss) per share	$1.08	$0.83	$(1.18)

NORTH AMERICAN ENERGY PARTNERS INC.
Notes to Consolidated Financial Statements
For the years ended March 31, 2008, 2007 and 2006
(Amounts in thousands of Canadian dollars, except per share amounts or unless otherwise specified)

For the year ended March 31, 2008, weighted average stock options of 283,674 (March 31, 2007 — 98,767) were excluded from the calculation of diluted net income per share as the options’ average exercise price was greater than the average market price of the common shares for the year.

For the year ending March 31, 2006, the effect of outstanding stock options and convertible securities on net loss per share was anti-dilutive. As such, the effect of outstanding stock options and convertible securities used to calculate the diluted net loss per share has not been disclosed for this year.
19.	Interest expense

	Year ended March 31,
	2008	2007	2006

Interest on senior notes	$23,338	$27,417	$28,838
Interest on capital lease obligations	780	725	457
Interest on senior secured/revolving credit facility	769	346	564
Interest on NACG Preferred Corp. Series A preferred shares	—	1,400	—
Accretion and change in redemption value of NAEPI Series B preferred shares	—	2,489	34,668
Accretion of NAEPI Series A preferred shares	—	625	54

Interest on long-term debt	24,887	33,002	64,581
Amortization of deferred financing costs	—	3,436	3,338
Amortization of bond issue costs and premiums	838	—	—
Other interest	1,294	811	857

	$27,019	$37,249	$68,776

20.	Derivative financial instruments
a)	Realized and unrealized (gain) loss on derivative financial instruments

	Year ended March 31,
	2008	2007	2006

Realized and unrealized (gain) loss on cross-currency and interest rate swaps	$23,456	$(196)	$14,689
Unrealized loss on embedded price escalation features in a long-term revenue construction contract	7,575	—	—
Unrealized (gain) on embedded price escalation features in a long-term supplier contract	(1,205)	—	—
Unrealized loss on embedded prepayment and early redemption options on senior notes	4,249	—	—

	$34,075	$(196)	$14,689

NORTH AMERICAN ENERGY PARTNERS INC.
Notes to Consolidated Financial Statements
For the years ended March 31, 2008, 2007 and 2006
(Amounts in thousands of Canadian dollars, except per share amounts or unless otherwise specified)

b)	Fair value of derivative financial instruments

	Derivative
	financial
March 31, 2008	instruments	Senior notes

Cross-currency and interest rate swaps	$81,649	$—
Embedded price escalation features in a long-term revenue construction contract	14,821	—
Embedded price escalation features in a long-term supplier contract	1,269	—
Embedded prepayment and early redemption options on senior notes	—	(4,270)

Total fair value of derivative financial instruments	97,739	(4,270)
Less: current portion	4,720	—

	$93,019	$(4,270)

	Derivative
	financial
April 1, 2007	instruments	Senior notes

Cross-currency and interest rate swaps	$60,863	$—
Embedded price escalation features in a long-term revenue construction contract	7,246	—
Embedded price escalation features in a long-term supplier contract	2,474	—
Embedded prepayment and early redemption options on senior notes	—	(8,519)

Total fair value of derivative financial instruments	70,583	(8,519)
Less: current portion	(2,669)	—

	$67,914	$(8,519)

21.	Other information
a)	Supplemental cash flow information

	Year ended March 31,
	2008	2007	2006

Cash paid during the year for:
Interest	$29,658	$34,061	$29,978
Income taxes	80	342	617
Cash received during the year for:
Interest	345	1,156	530
Income taxes	300	160	2
Non-cash transactions:
Acquisition of plant and equipment by means of capital leases	8,829	4,653	5,910
Lease inducements	1,045	—	—
Issue of Series A preferred shares	—	—	321

NORTH AMERICAN ENERGY PARTNERS INC.
Notes to Consolidated Financial Statements
For the years ended March 31, 2008, 2007 and 2006
(Amounts in thousands of Canadian dollars, except per share amounts or unless otherwise specified)

b)	Net change in non-cash working capital

	Year ended March 31,
	2008	2007	2006

Operating activities:
Accounts receivable	$(59,312)	$(25,278)	$(9,396)
Allowance for doubtful accounts	654	18	(94)
Unbilled revenue	(2,174)	(39,339)	(2,083)
Inventory	46	(99)	77
Prepaid expenses and deposits	2,632	(10,133)	66
Other assets	4,616	(9,855)	(163)
Accounts payable	21,430	32,073	(6,396)
Accrued liabilities	21,685	(1,429)	9,402
Billings in excess of costs incurred and estimated earnings on uncompleted contracts	1,773	(2,125)	3,799

	(8,650)	(56,167)	(4,788)
Investing activities:

Accounts payable	$(2,835)	$7,922	$1,391

	(2,835)	7,922	1,391

22.	Segmented information
a)	General overview

The Company operates in the following reportable business segments, which follow the organization, management and reporting structure within the Company.
•	Heavy Construction and Mining:

The Heavy Construction and Mining segment provides mining and site preparation services, including overburden removal and reclamation services, project management and underground utility construction, to a variety of customers throughout Canada.

•	Piling:

The Piling segment provides deep foundation construction and design build services to a variety of industrial and commercial customers throughout Western Canada.

•	Pipeline:

The Pipeline segment provides both small and large diameter pipeline construction and installation services to energy and industrial clients throughout Western Canada.
Certain business units of the Company have been aggregated into the Heavy Construction and Mining segment as they have similar economic characteristics. These business units are considered to have similar economic characteristics based on similarities in the nature of the services provided, the customer base and the similarities in the production process and the resources used to provide these services.

NORTH AMERICAN ENERGY PARTNERS INC.
Notes to Consolidated Financial Statements
For the years ended March 31, 2008, 2007 and 2006
(Amounts in thousands of Canadian dollars, except per share amounts or unless otherwise specified)

b)	Results by business segment:

	Heavy
For the year ended	Construction
March 31, 2008	and Mining	Piling	Pipeline	Total

Revenues from external customers	$626,582	$162,397	$200,717	$989,696
Depreciation of plant and equipment	23,761	3,340	969	28,070
Segment profits	105,378	45,362	25,465	176,205
Segment assets	500,535	110,288	88,143	698,966
Expenditures for segment plant and equipment	37,916	12,945	5,229	56,090

	Heavy
For the year ended	Construction
March 31, 2007	and Mining	Piling	Pipeline	Total

Revenues from external customers	$473,179	$109,266	$47,001	$629,446
Depreciation of plant and equipment	21,885	2,949	946	25,780
Segment profits	71,062	34,395	(10,539)	94,918
Segment assets	467,315	93,703	66,118	627,136
Expenditures for segment plant and equipment	95,829	8,940	1,918	106,687

	Heavy
For the year ended	Construction
March 31, 2006	and Mining	Piling	Pipeline	Total

Revenues from external customers	$366,721	$91,434	$34,082	$492,237
Depreciation of plant and equipment	10,118	2,543	1,352	14,013
Segment profits	50,730	22,586	8,996	82,312
Segment assets	327,850	84,117	48,804	460,771
Expenditures for segment plant and equipment	25,090	880	82	26,052

NORTH AMERICAN ENERGY PARTNERS INC.
Notes to Consolidated Financial Statements
For the years ended March 31, 2008, 2007 and 2006
(Amounts in thousands of Canadian dollars, except per share amounts or unless otherwise specified)

c)	Reconciliations
i.	Income (loss) before income taxes

	Year ended March 31,
	2008	2007	2006

Total profit for reportable segments	$176,205	$94,918	$82,312
Unallocated corporate expenses:
General and administrative expense	(69,670)	(39,769)	(30,903)
Loss (gain) on disposal of plant and equipment	(179)	(959)	733
Amortization of intangibles	(1,071)	(582)	(730)
Interest expense	(27,019)	(37,249)	(68,776)
Foreign exchange gain	25,442	5,044	13,953
Realized and unrealized loss (gain) on derivative financial instruments	(34,075)	196	(14,689)
Gain on repurchase of NACG Preferred Corp. preferred shares	—	9,400	—
Loss on extinguishment of debt	—	(10,935)	(2,095)
Other income	418	904	977
Unallocated equipment costs (1)	(12,888)	(2,482)	(1,986)

Income (loss) before income taxes	$57,163	$18,486	$(21,204)

(1) Unallocated equipment costs represent actual equipment costs, including non-cash items such as depreciation, which have not been allocated to reportable segments.
ii.	Total assets

	March 31, 2008	March 31, 2007

Total assets for reportable segments	$698,966	$621,636
Corporate assets:
Cash	32,871	7,895
Plant & equipment	26,785	18,794
Future income taxes	26,416	28,957
Other	8,560	33,454

Total corporate assets	94,632	89,100

Total assets	$793,598	$710,736

The Company’s goodwill is assigned to the Mining and Site Preparation, Piling and Pipeline segments in the amounts of $125,447, $41,872, and $32,753, respectively.

All of the Company’s assets are located in Canada and activities are carried out throughout the year.
iii.	Depreciation of plant and equipment

	Year ended March 31,
	2008	2007	2006

Total depreciation for reportable segments	$28,070	$25,780	$14,013
Depreciation for corporate assets	8,659	5,254	7,712

Total depreciation	$36,729	$31,034	$21,725

NORTH AMERICAN ENERGY PARTNERS INC.
Notes to Consolidated Financial Statements
For the years ended March 31, 2008, 2007 and 2006
(Amounts in thousands of Canadian dollars, except per share amounts or unless otherwise specified)

iv.	Capital expenditures for plant and equipment

	Year ended March 31,
	2008	2007	2006

Total capital expenditures for reportable segments	$56,090	$106,687	$26,052
Capital expenditures for corporate assets	1,689	3,332	2,800

Total capital expenditures	$57,779	$110,019	$28,852

d)	Customers

The following customers accounted for 10% or more of total revenues:

	Year ended March 31,
	2008	2007	2006

Customer A	23%	16%	5%
Customer B	19%	0%	0%
Customer C	13%	17%	32%
Customer D	13%	12%	16%
Customer E	13%	10%	6%
Customer F	4%	10%	2%
Customer G	0%	4%	10%

The revenue by major customer was earned in Heavy Construction and Mining, Piling and Pipeline segments.
23.	Guarantee

At March 31, 2008, in connection with a heavy equipment financing agreement, the Company has guaranteed $18.5 million of debt owed to the equipment manufacturer by a third party finance company. The Company’s guarantee of this indebtedness will expire when the equipment is commissioned, which is expected to be November 1, 2008. The Company has determined that the fair value of this financial instrument at inception and at March 31, 2008 was not significant.

24.	Related Party Transactions

The Company may receive consulting and advisory services provided by the Sponsors (principals or employees of such Sponsors are directors of the Company) with respect to the organization of the companies, employee benefit and compensation arrangements, and other matters, and no fee is charged for these consulting and advisory services.

In order for the Sponsors to provide such advice and consulting we provide reports, financial data and other information. This permits them to consult with and advise our management on matters relating to our operations, company affairs and finances. In addition this permits them to visit and inspect any of our

NORTH AMERICAN ENERGY PARTNERS INC.
Notes to Consolidated Financial Statements
For the years ended March 31, 2008, 2007 and 2006
(Amounts in thousands of Canadian dollars, except per share amounts or unless otherwise specified)

properties and facilities. The transactions are in the normal course of operations and are measured at the exchange amount of consideration established and agreed to by the related parties.

Prior to the reorganization and IPO described in Note 2, the Company had a consulting and advisory services agreement with the Sponsors, under which the Company and certain of its subsidiaries received consulting and advisory services with respect to the organization of the companies, employee benefit and compensation arrangements, and other matters. An advisory fee of $400 for the year ended March 31, 2007 (2006 - $400) was paid for these services and was recorded as part of general and administrative costs in the consolidated statement of operations.

On November 28, 2006, upon closing of the IPO described in Note 2, the consulting and advisory services agreement was cancelled. The consideration paid by the Company on the closing of the offering to cancel the agreement was $2,000, which was recorded as part of general and administrative expense during the year ended March 31, 2007. In addition, the Sponsors also received a fee of $854, 0.5% of the aggregate gross proceeds to the Company from the IPO, which was recorded as a share issue cost.

Pursuant to several office lease agreements, for the year ended March 31, 2007 the Company paid $572 (2006 — $836) to a company owned, indirectly and in part, by one of the directors. Effective November 28, 2006 the director resigned from the board. Accordingly, the lease agreement is no longer considered to be with a related party.

During the year ended March 31, 2006, 75,000 NAEPI Series B preferred shares (on a post-split basis — note 18(a)(iii)) were issued to the above Sponsor group in exchange for cash of $7.5 million (note 18(a)).

All related party transactions described above were measured at the exchange amount, being the consideration established and agreed to by the related parties.

25.	Financial instruments and risk management
a)	Fair value of financial instruments

The fair values of the Company’s cash and cash equivalents, accounts receivable, unbilled revenue, accounts payable and accrued liabilities approximate their carrying amounts due to the relatively short periods to maturity for the instruments.

The fair value of amounts due under the revolving credit facility and capital lease obligations are based on management estimates which are determined by discounting cash flows required under the instruments at the interest rate currently estimated to be available for loans with similar terms. Based on these estimates, the fair value of amounts due under the revolving credit facility and the Company’s capital lease obligations as at March 31, 2008 and March 31, 2007 are not significantly different than their carrying values. The fair value of the 8 3/4% notes, based upon their year end trading value as at March 31, 2008, is $209,178 (March 31, 2007 — $239,803) compared to their carrying value of $198,245 (March 31, 2007 — $230,580).

The methods used to determine fair value of embedded derivatives are described in note 3(q)(i) and the method used to determine fair value of cross-currency and interest rate swaps is disclosed in note 25(b)(i).

NORTH AMERICAN ENERGY PARTNERS INC.
Notes to Consolidated Financial Statements
For the years ended March 31, 2008, 2007 and 2006
(Amounts in thousands of Canadian dollars, except per share amounts or unless otherwise specified)

b)	Risk management
The Company is exposed to market risks related to interest rate and foreign currency fluctuations. To mitigate these risks, the Company uses derivative financial instruments such as foreign currency and interest rate swap contracts.
i.	Foreign currency risk and derivative financial instruments
The Company has 8 3/4% senior notes denominated in U.S. dollars in the amount of US$200 million. In order to reduce its exposure to changes in the U.S. to Canadian dollar exchange rate, the Company entered into a cross-currency swap agreement to manage this foreign currency exposure for both the principal balance due on December 1, 2011 as well as the semi-annual interest payments through the whole period beginning from the issue date to the maturity date. In conjunction with the cross-currency swap agreement, the Company also entered into a U.S. dollar interest rate swap and a Canadian dollar interest rate swap with the net effect of economically converting the 8.75% rate payable on the 8 3/4% senior notes into a fixed rate of 9.765% for the duration that the 8 3/4% senior notes are outstanding. On May 19, 2005 in connection with the Company’s new revolving credit facility at that time, this fixed rate was increased to 9.889%. These derivative financial instruments were not designated as a hedge for accounting purposes. At March 31, 2008, the Company’s derivative financial instruments are carried on the consolidated balance sheets at their fair value of $97,739 (March 31, 2007 - $60,863). The fair values of the Company’s cross-currency and interest rate swap agreements are based on values quoted by the counterparties to the agreements.

At March 31, 2008, the notional principal amount of the cross-currency swap was US$200 million. The notional principal amounts of the interest rate swaps were US$200 million and Canadian $263 million.

The Company is also exposed to foreign currency risk on U.S. dollar operating lease commitments as the Company has not entered into forward foreign exchange contracts or similar instruments to manage this foreign currency exposure.
ii.	Interest rate risk
The Company is exposed to interest rate risk on the revolving credit facility and its capital lease obligations. The Company does not use derivative financial instruments to reduce its exposure to these risks.
iii.	Credit risk
The Company is exposed to credit risk in the event of non-payment by customers in connection with its accounts receivable and unbilled revenue. Reflective of its normal business, a majority of the Company’s accounts receivable are due from large companies operating in the resource sector. The Company regularly monitors the activities and balances in these accounts to manage its credit risk and to assess the need for an allowance for any doubtful accounts.

At March 31, 2008 and March 31, 2007, the following customers represented 10% or more of accounts receivable and unbilled revenue:

	March 31,	March 31,
	2008	2007

Customer A	19%	10%
Customer B	18%	0%
Customer C	11%	7%
Customer D	11%	0%
Customer E	9%	9%

NORTH AMERICAN ENERGY PARTNERS INC.
Notes to Consolidated Financial Statements
For the years ended March 31, 2008, 2007 and 2006
(Amounts in thousands of Canadian dollars, except per share amounts or unless otherwise specified)

26.	Commitments

The annual future minimum lease payments in respect of operating leases for the next five years and thereafter are as follows:

For the year ending March 31,
2009	$31,090
2010	26,040
2011	16,527
2012	10,871
2013 and thereafter	11,510

$96,038

27.	Employee benefit plans

The Company and its subsidiaries match voluntary contributions made by the employees to their Registered Retirement Savings Plans to a maximum of 5% of base salary for each employee. Contributions made by the Company during the year ended March 31, 2008 were $789 (2007 — $645; 2006 — $409).

28.	Stock-based compensation plan

Under the 2004 Amended and Restated Share Option Plan, directors, officers, employees and certain service providers to the Company are eligible to receive stock options to acquire voting common shares in the Company. Each stock option provides the right to acquire one common share in the Company and expires ten years from the grant date or on termination of employment. Options may be exercised at a price determined at the time the option is awarded, and vest as follows: no options vest on the award date and twenty percent vest on each subsequent anniversary date.

		Weighted average
	Number of	exercise price
	options (1)	$ per share (1)

Outstanding at March 31, 2005	1,524,840	$5.00
Granted	745,520	5.00
Exercised	—	—
Forfeited	(204,000)	(5.00)

Outstanding at March 31, 2006	2,066,360	5.00
Granted	315,520	11.99
Exercised	(27,760)	(5.00)
Forfeited	(207,280)	(5.00)

Outstanding at March 31, 2007	2,146,840	6.03
Granted	481,600	13.80
Exercised	(324,816)	(5.00)
Cancelled (2)	(62,760)	(5.00)
Forfeited	(204,500)	(11.56)

Outstanding at March 31, 2008	2,036,364	$7.54

NORTH AMERICAN ENERGY PARTNERS INC.
Notes to Consolidated Financial Statements
For the years ended March 31, 2008, 2007 and 2006
(Amounts in thousands of Canadian dollars, except per share amounts or unless otherwise specified)

(1)	The number of options and the weighted average exercise price per share have been retroactively adjusted to reflect the impact of the 20-for-1 share split disclosed in note 18(b).

(2)	Options settled for cash.
The following table summarizes information about stock options outstanding at March 31, 2008:

	Options outstanding			Options exercisable
			Weighted		Weighted
		Weighted	average		average
		average	exercise		exercise
Exercise price	Number	remaining life	price ($)	Number	price ($)

$5.00	1,478,704	7.3 years	$5.00	784,640	$5.00
$16.75	87,760	9.0 years	$16.75	17,552	$16.75
$13.50	305,400	8.5 years	$13.50	2,000	$13.50
$15.37	89,500	9.7 years	$15.37	—	$—
$13.21	75,000	9.8 years	$13.21	—	$—

	2,036,364	7.9 years	$7.54	804,192	$5.30

At March 31, 2008, the weighted average remaining contractual life of outstanding options is 7.6 years (March 31, 2007 — 7.7 years). The Company recorded $1,801 of compensation expense related to stock options in the year ended March 31, 2008 (2007 - $2,101; 2006 — $923) with such amount being credited to contributed surplus. At March 31, 2008 the total compensation costs related to nonvested awards not yet recognized was $5,553 and these costs are expected to be recognized over a weighted average period of 3.0 years.

The fair value of each option granted by the Company was estimated on the grant date using the Black-Scholes option-pricing model with the following assumptions:

	Year ended March 31,
	2008	2007	2006

Number of options granted (1)	481,600	315,520	745,520
Weighted average fair value per option granted ($) (1)	4.92	9.91	3.41
Weighted average assumptions
Dividend yield	nil %	nil %	nil	%
Expected volatility	38.80%	24.73%	nil	%
Risk-free interest rate	4.25%	4.30%	4.13%
Expected life (years)	6.5	6.4	10

(1)	The number of options and the weighted average fair value per option granted have been retroactively adjusted to reflect the impact of the 20-for-1 share split disclosed in note 18(b).
As a result of the filing of a preliminary prospectus on July 21, 2006 with the various Canadian and U.S. securities commissions in preparation for the public sale of common shares, the Company is no longer eligible to use the minimum value method for measuring stock-based compensation. Accordingly, the Company considered the effect of expected volatility in its assumptions using the Black-Scholes option pricing model for options granted after this date. The Company determined its expected volatility based on a

NORTH AMERICAN ENERGY PARTNERS INC.
Notes to Consolidated Financial Statements
For the years ended March 31, 2008, 2007 and 2006
(Amounts in thousands of Canadian dollars, except per share amounts or unless otherwise specified)

statistical analysis of historical volatility for a peer group of companies, which was prepared by an independent valuation firm.

During the year ended March 31, 2007, the Company offered to accelerate the vesting of 222,080 options held by certain members of its Board of Directors, providing for the options to become immediately exercisable on the condition that such options were exercised by September 30, 2006. On July 31, 2006, 27,760 options were exercised pursuant to this offer resulting in additional compensation cost of $24 for the year ended March 31, 2007. The vesting period remained unchanged for stock options held by Directors who did not accept the Company’s offer.

On October 6, 2006, the Company approved the Amended and Restated 2004 Share Option Plan. The amended plan was approved by the shareholders on November 3, 2006 and became effective on the closing of the IPO described in note 2. Option grants under the amended option plan may be made to directors, officers, employees and service providers selected by the Compensation Committee of the Company’s Board of Directors. The Compensation Committee may provide that any options granted will vest immediately or in increments over a period of time. Options to be granted under the amended option plan will have an exercise price of not less than the volume weighted average trading price of the common shares on the Toronto Stock Exchange or the New York Stock Exchange at the time of grant. The amended option plan provides that up to 10% of the Company’s issued and outstanding common shares from time to time may be reserved for issue or issued from treasury under the amended option plan.

In the event of certain change of control events as defined in the amended option plan, all outstanding options will become immediately vested and exercisable. The amended option plan provides that the Company’s Board of Directors can make certain specified amendments to the option plan subject to receipt of shareholder and regulatory approval, and further authorizes the Board of Directors to make all other amendments to the plan, subject only to regulatory approval but without shareholder approval. The amendments the Board of Directors may make without shareholder approval include amendments of a housekeeping nature, changes to the vesting provisions of an option or the option plan, changes to the termination provisions of an option or the option plan which do not entail an extension beyond the original expiry date, the discontinuance of the option plan, and the addition of provisions relating to phantom share units, such as restricted share units and deferred share units which result in participants receiving cash payments, and the terms governing such features.

The amended option plan provides that each option includes a cashless exercise alternative which provides a holder of an option with the right to elect to receive cash in lieu of purchasing the number of shares under the option. Notwithstanding such right, the amended option plan provides that the Company may elect, at its sole discretion, to net settle the option in common stock.

All outstanding options granted under the 2004 Stock Option Plan remained outstanding after the amended and restated plan became effective.

Director’s deferred stock unit plan:

On November 27, 2007, the Company approved a Directors’ Deferred Stock Unit (“DDSU”) Plan, which became effective January 1, 2008. Under the DDSU Plan, non-employee or officer directors of the Company shall receive 50% of their annual fixed remuneration (which is included in general and administrative expenses in the consolidated statement of operations) in the form of DDSUs and may elect to receive all or a part of their annual fixed remuneration in excess of 50% in the form of DDSUs. The DDSUs vest immediately upon grant and are redeemable, in cash, equal to the difference between the market value of the Company’s common stock at maturity and the market value of the Company’s common stock on the grant date (maturity occurs when the director resigns or retires). DDSUs must be redeemed within 60 days

NORTH AMERICAN ENERGY PARTNERS INC.
Notes to Consolidated Financial Statements
For the years ended March 31, 2008, 2007 and 2006
(Amounts in thousands of Canadian dollars, except per share amounts or unless otherwise specified)

following maturity. Directors, who are not US taxpayers, may elect to defer the maturity date until a date no later than December 1st of the calendar year following the year in which the actual maturity date occurred. As at March 31, 2008, an expense and liability of $190 was recorded relating to 11,807 outstanding units that were granted during the year.

29.	Comparative figures

The comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the current year consolidated financial statements.

30.	United States generally accepted accounting principles

These consolidated financial statements have been prepared in accordance with Canadian GAAP, which differs in certain respects from U.S. GAAP. If U.S. GAAP were employed, the Company’s net income (loss) would be adjusted as follows:

	Year ended March 31,
		(restated — note 30(d))
	2008	2007	2006

Net income (loss) — as reported under Canadian GAAP	$39,784	$21,079	$(21,941)
Capitalized interest on assets held for construction (a)	—	249	847
Depreciation of capitalized interest (a)	(131)	(143)	—
Differences in accounting for financing costs, discounts and premiums (b)	(1,049)	1,246	590
Difference in fair value of stock options under US GAAP (c)	(136)	—	—
Unrealized (loss) gain on embedded price escalation features in a long-term revenue construction contract and supplier contract (d)	—	526	(3,449)
Unrealized (loss) gain on embedded redemption rights on senior notes (d)	4,000	348	(484)
Difference between accretion of NAEPI Series B preferred shares under Canadian GAAP and U.S. GAAP (e)	—	249	—

Income (loss) before income taxes	42,468	23,554	(24,437)
Income taxes:
Deferred income taxes (f)	(119)	1,816	—

Net income (loss) — U.S. GAAP	$42,349	$25,370	$(24,437)

Net income (loss) per share — basic — U.S. GAAP (1)	$1.18	$1.04	$(1.32)

Net income (loss) per share — diluted — U.S. GAAP (1)	$1.15	$1.00	$(1.32)

(1)	Basic net income (loss) per share — U.S. GAAP and diluted net income (loss) per share — U.S. GAAP have been retroactively adjusted to reflect the Company’s 20-for-1 share split effected on November 3, 2006 (see note 18(a)).
The cumulative effect of material differences between Canadian and U.S. GAAP on the consolidated shareholder’s equity of the Company is as follows:

NORTH AMERICAN ENERGY PARTNERS INC.
Notes to Consolidated Financial Statements
For the years ended March 31, 2008, 2007 and 2006
(Amounts in thousands of Canadian dollars, except per share amounts or unless otherwise specified)

		(Restated — note 30(d))

	March 31, 2008	March 31, 2007	March 31, 2006

Shareholders’ equity (as reported) — Canadian GAAP	$283,364	$244,278	$18,111
Capitalized interest (a)	1,096	1,096	847
Depreciation of capitalized interest (a)	(274)	(143)	—
Difference in accounting for finance costs, discounts and premiums (b)	6,217	1,836	590
Unrealized loss on embedded price escalation features in a long term revenue construction contract and supplier contract (d)	—	(9,720)	(10,246)
Unrealized loss on embedded redemption rights on senior notes (d)	(4,655)	(136)	(484)
Excess of fair value of amended NAEPI Series B preferred shares over carrying value of original NAEPI Series B preferred shares (e)	—	—	(3,707)
Deferred income taxes (f)	(1,389)	1,816	—

Shareholders’ equity — U.S. GAAP	$284,359	$239,027	$5,111

A continuity schedule of each component of the Company’s shareholders’ equity under U.S. GAAP for the year ended March 31, 2008 is as follows:

	Common	Contributed
	shares	surplus	Deficit	Total

March 31, 2005, as previously reported	$92,800	$634	$(54,605)	$38,829
Restatement to record liability for embedded price escalation features in a long-term revenue construction contract and supplier contract (d)	—	—	(6,797)	(6,797)

March 31, 2005, as restated	$92,800	$634	$(61,402)	$32,032
Net loss, as restated	—	—	(24,437)	(24,437)
Stock based compensation	—	923	—	923
Share issue	300	—	—	300
Excess of fair value of amended NAEPI Series B preferred shares over carrying value of original NAEPI Series B preferred shares (e)	—	—	(3,707)	(3,707)

March 31, 2006	$93,100	$1,557	$(89,546)	$5,111
Net income, as restated	—	—	25,370	25,370
Stock based compensation	—	2,101	—	2,101
Issued upon exercise of stock options	139	—	—	139
Share issues	171,165	—	—	171,165
Share issue costs	(12,915)	—	—	(12,915)
Repurchase of common shares	(25)	—	(59)	(84)
Conversion of NAEPI Series B preferred shares (e)	48,140	—	—	48,140
Reclassification on exercise of stock options	52	(52)	—	—

March 31, 2007 — U.S. GAAP	$299,656	$3,606	$(64,235)	$239,027

Net income	—	—	42,349	42,349

Stock based compensation (c)	—	1,937	—	1,937

Reclassification on exercise of stock options	611	(611)	—	—

Cash settlement of stock options	—	(581)	—	(581)

Issued upon the exercise of stock options	1,627	—	—	1,627

March 31, 2008 — U.S. GAAP	$301,894	$4,351	$(21,886)	$284,359

NORTH AMERICAN ENERGY PARTNERS INC.
Notes to Consolidated Financial Statements
For the years ended March 31, 2008, 2007 and 2006
(Amounts in thousands of Canadian dollars, except per share amounts or unless otherwise specified)

The areas of material difference between Canadian and U.S. GAAP and their impact on the Company’s consolidated financial statements are described below:
a)	Capitalization of interest

U.S. GAAP requires capitalization of interest costs as part of the historical cost of acquiring certain qualifying assets that require a period of time to prepare for their intended use. This is not required under Canadian GAAP. The capitalized amount is subject to depreciation in accordance with the Company’s policies when the asset is placed into service.

b)	Financing costs, discounts and premiums
Prior to April 1, 2007, transaction costs incurred in connection with the Company’s senior notes were recorded as a deferred asset under Canadian GAAP and these deferred financing costs were being amortized on a straight-line basis over the term of the debt. For US GAAP purposes, these deferred financing costs are being amortized over the term of the related debt using the effective interest method in accordance with Accounting Principles Board Opinion No. 21 (“APB 21”).

Effective April 1, 2007, the Company adopted CICA Handbook Section 3855, “Financial Instruments — Recognition and Measurement” on a retrospective basis without restatement as described in note 3(q)(i). Although Section 3855 also requires the use of the effective interest method to account for the amortization of finance costs, the requirement to bifurcate the issuer’s early prepayment option on issuance of the debt (which is not required under US GAAP) resulted in an additional premium that is being amortized over the term of the debt under Canadian GAAP. In addition, foreign denominated transaction costs, discounts and premiums are considered as part of the carrying value of the related financial liability under Canadian GAAP and are subject to foreign currency gains or losses resulting from periodic translation procedures as they are treated as a monetary item under Canadian GAAP. Under US GAAP, foreign denominated transaction costs are considered non-monetary and are not subject to foreign currency gains and losses resulting from periodic translation procedures.

In connection with the adoption of Section 3855, transaction costs incurred in connection with the Company’s revolving credit facility of $1,622 were reclassified from deferred financing costs to intangible assets on April 1, 2007 under Canadian GAAP and these costs continue to be amortized on a straight-line basis over the term of the facility. Under U.S. GAAP, the Company continues to amortize these transaction costs over the stated term of the related debt using the effective interest method under APB 21.

NORTH AMERICAN ENERGY PARTNERS INC.
Notes to Consolidated Financial Statements
For the years ended March 31, 2008, 2007 and 2006
(Amounts in thousands of Canadian dollars, except per share amounts or unless otherwise specified)

c)	Stock-based compensation

Up until April 1, 2006, the Company followed the provisions of Statement of Financial Accounting Standards No. 123, “Stock-Based Compensation” for U.S. GAAP purposes. As the Company uses the fair value method of accounting for all stock-based compensation payments under Canadian GAAP there were no differences between Canadian and U.S. GAAP prior to April 1, 2006. On April 1, 2006, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment” (“SFAS 123R”). As the Company used the minimum value method for purposes of complying with Statement of Financial Accounting Standards No. 123, it was required to adopt SFAS 123(R) prospectively. Under Canadian GAAP the Company was permitted to exclude volatility from the determination of the fair value of stock options granted until the filing of it’s initial registration statement relating to the initial public offering of voting shares on July 21, 2006. As a result, for options issued between April 1, 2006 and July 21, 2006, there is a difference between Canadian and U.S. GAAP relating to the determination of the fair value of options granted.

d)	Derivative financial instruments

Effective April 1, 2007, the Company adopted the CICA Handbook Section 3855, “Financial Instruments — Recognition and Measurement”, and Handbook Section 3865, “Hedges”.

Under Canadian GAAP, the Company determined that the issuer’s early prepayment option included in the senior notes should be bifurcated from the host contract, along with a contingent embedded derivative in the senior notes that provide for accelerated redemption by the holders in certain instances. These embedded derivatives were measured at fair value at the inception of the senior notes and the residual amount of the proceeds was allocated to the debt. Changes in fair value of the embedded derivatives are recognized in net income and the carrying amount of the senior notes is accreted to par value over the term of the notes using the effective interest method and is recognized as interest expense as discussed in b) above. Prior to April 1, 2007 under Canadian GAAP, separate accounting of embedded derivatives from the host contract was not permitted by EIC-117.

NORTH AMERICAN ENERGY PARTNERS INC.
Notes to Consolidated Financial Statements
For the years ended March 31, 2008, 2007 and 2006
(Amounts in thousands of Canadian dollars, except per share amounts or unless otherwise specified)

Under U.S. GAAP, Statement of Financial Accounting Standard No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS 133”) establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts and debt instruments) be recorded in the balance sheet as either an asset or liability measured at its fair value. The contingent embedded derivative in the senior notes that provide for accelerated redemption by the holders in certain instances met the criteria for bifurcation from the debt contract and separate measurement at fair value. The embedded derivatives have been measured at fair value and changes in fair value recorded in net income for all periods presented. The issuer’s early prepayment option included in the senior notes does not meet the criteria as an embedded derivative under SFAS 133 and was not bifurcated from the host contract and measured at fair value resulting in a U.S. GAAP difference for all periods presented.

On adoption of CICA Handbook Section 3855, “Financial Instruments — Recognition and Measurement”, the Company reviewed the accounting treatment of a number of outstanding contracts and determined that a price escalation feature in a revenue construction contract and a supplier contract entered into prior to April 1, 2007 contained embedded derivatives that are not closely related to the host contract under both Canadian and U.S. GAAP. The Company recorded the fair value of these embedded derivatives on April 1, 2007 of $9,720, with a corresponding increase in opening deficit of $6,950, net of future income taxes of $2,770 for Canadian GAAP purposes. The Company has restated its U.S. GAAP reconciliation to account for these embedded derivatives since inception of the related contracts resulting in a reduction of shareholders’ equity under U.S. GAAP at April 1, 2005 of $6,797, net of deferred income taxes of nil. This also resulted in an increase in net loss of $3,449, net of deferred income taxes of nil for the year ended March 31, 2006 and an increase in net income of $3,296 for the year ended March 31, 2007 including a deferred income tax recovery of $2,770.

e)	NAEPI Series B Preferred Shares

Prior to the modification of the terms of the NAEPI Series B preferred shares March 30, 2006, there were no differences between Canadian GAAP and U.S. GAAP related to the NAEPI Series B preferred shares. As a result of the modification of terms of NAEPI’s Series B preferred shares , under Canadian GAAP, NACG continued to classify the NAEPI Series B preferred shares as a liability and was accreting the carrying amount of $42.2 million on the amendment date (March 30, 2006) to their December 31, 2011 redemption value of $69.6 million using the effective interest method. Under U.S. GAAP, NACG recognized the fair value of the amended NAEPI Series B preferred shares as minority interest as such amount was recognized as temporary equity in the accounts of NAEPI in accordance with EITF Topic D-98 and recognized a charge of $3.7 million to retained earnings for the difference between the fair value and the carrying amount of the Series B preferred shares on the amendment date. Under U.S. GAAP, NACG was accreting the initial fair value of the amended NAEPI Series B preferred shares of $45.9 million recorded on their amendment date (March 30, 2006) to the December 31, 2011 redemption value of $69.6 million using the effective interest method, which

NORTH AMERICAN ENERGY PARTNERS INC.
Notes to Consolidated Financial Statements
For the years ended March 31, 2008, 2007 and 2006
(Amounts in thousands of Canadian dollars, except per share amounts or unless otherwise specified)

was consistent with the treatment of the NAEPI Series B preferred shares as temporary equity in the financial statements of NAEPI. The accretion charge was recognized by NACG as a charge to minority interest (as opposed to retained earnings in the accounts of NAEPI) under US GAAP and interest expense in NACG’s financial statements under Canadian GAAP.

On November 28, 2006, NACG exercised a call option to acquire all of the issued and outstanding NAEPI Series B preferred shares in exchange for 7,524,400 common shares of NACG. For Canadian GAAP purposes, NACG recorded the exchange by transferring the carrying value of the NAEPI Series B preferred shares on the exercise date of $44,682 to common shares. For U.S. GAAP purposes, the conversion has been accounted for as a combination of entities under common control as all of the shareholders of the NAEPI Series B preferred shares are also common shareholders of NACG resulting in the reclassification of the carrying value of the minority interest on the exercise date of $48,140 to common shares.

f)	Other matters

The tax effects of temporary differences under Canadian GAAP are described as future income taxes in these financial statements whereas such amounts are described as deferred income taxes under U.S. GAAP.

g)	United States accounting pronouncements recently adopted

In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109” (“FIN 48”) which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes”. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition requirements. FIN 48 was effective for the Company’s 2008 fiscal year. The adoption of this standard did not have a material impact on the Company’s financial statements and disclosures required under the standard are provided in note 17 to the financial statements.

In May 2007, the FASB issued FASB Staff Position No. FIN 48-1, “Definition of Settlement in FASB Interpretation No. 48”, which provides guidance on how an enterprise should determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits. This FASB Staff Position is effective upon the initial adoption of FIN 48. The adoption of this standard did not have a material impact on the Company’s financial statements.

Statement of Financial Accounting Standards No. 155, “Accounting for Certain Hybrid Financial Instruments—an amendment of FASB Statements No. 133 and 140” (“SFAS 155”) was issued February 2006. This Statement is effective for all financial instruments acquired, issued, or subject to a remeasurement (new basis) event occurring after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The fair value election provided for in paragraph 4(c) of this Statement may also be applied upon adoption of this Statement for hybrid financial instruments that had been bifurcated

NORTH AMERICAN ENERGY PARTNERS INC.
Notes to Consolidated Financial Statements
For the years ended March 31, 2008, 2007 and 2006
(Amounts in thousands of Canadian dollars, except per share amounts or unless otherwise specified)

under paragraph 12 of Statement 133 prior to the adoption of this Statement. This states that an entity that initially recognizes a host contract and a derivative instrument may irrevocably elect to initially and subsequently measure that hybrid financial instrument, in its entirety, at fair value with changes in fair value recognized in earnings. SFAS 155 is applicable for all financial instruments acquired or issued in the Company’s 2008 fiscal year. The adoption of this standard did not have a material impact on the Company’s financial statements.

h)	Recent United States accounting pronouncements not yet adopted

Statement of Financial Accounting Standards No. 157, “Fair Value Measurement” (“SFAS 157”) was issued September 2006. The Statement provides guidance for using fair value to measure assets and liabilities. The Statement also expands disclosures about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurement on earnings. This Statement applies under other accounting pronouncements that require or permit fair value measurements. This Statement does not expand the use of fair value measurements in any new circumstances. Under this Statement, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the entity transacts. SFAS 157 is effective for fair value measurements and disclosures made by the Company in its fiscal year beginning on April 1, 2008. The Company is currently evaluating the impact of this standard.

Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”) was issued in February 2007. The statement permits entities to choose to measure many financial instruments and certain other items at fair value, providing the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without the need to apply hedge accounting provisions. SFAS 159 is effective for fiscal years beginning after November 15, 2007, specifically April 1, 2008 for the Company. The Company is currently evaluating the impact of this standard.

Statement of Financial Accounting Standards No. 141R, “Business Combinations” (“SFAS 141R”) was issued December 2007. SFAS No. 141R is effective for the fiscal year beginning April 1, 2009. The statement establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non-controlling interest in the acquiree, and any goodwill. This statement establishes disclosure requirements that will enable users of the Company’s financial statements to evaluate the nature and financial effects of the business combination. The Company is currently evaluating the impact of this standard.

Statement of Financial Accounting Standards No. 160 “Noncontrolling Interests in Consolidated Financial Statements-An Amendment of ARB No. 51 (“SFAS 160”), was issued December 2007. SFAS 160 is effective for the fiscal year beginning April 1, 2009. This statement changes the accounting and reporting for ownership interests in subsidiaries held by parties other than the parent. These non-

NORTH AMERICAN ENERGY PARTNERS INC.
Notes to Consolidated Financial Statements
For the years ended March 31, 2008, 2007 and 2006
(Amounts in thousands of Canadian dollars, except per share amounts or unless otherwise specified)

controlling interests are to be presented in the consolidated statement of financial position within equity but separate from the parent’s equity. The amount of consolidated net income attributable to the parent and to the non-controlling interest is to be clearly identified and presented on the face of the consolidated statement of operations. In addition, this statement establishes standards for a change in a parent’s ownership interest in a subsidiary and the valuation of retained non-controlling equity investments when a subsidiary is deconsolidated. The statement also establishes reporting requirements for providing sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners. The Company is currently evaluating the impact of this standard.

Statement of Financial Accounting Standards No. 161, “Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement 133” (“SFAS 161”) was issued March 2008. SFAS 161 is effective for the fiscal year beginning April 1, 2009. The statement requires companies with derivative instruments to disclose information about how and why a company uses derivative instruments, how derivative instruments and related hedged items are accounted for under Statement 133, and how derivative instruments and related hedged items affect the company’s financial position, financial performance and cash flows. The required disclosures include the fair value of derivative instruments and their gains or losses in tabular format, information about credit-risk-related contingent features in derivative agreements, counterparty credit risk, and the company’s strategies and objectives for using derivative instruments. The Statement expands the current disclosure framework in Statement 133. The Company is currently evaluating the impact of this standard.